EXHIBIT 2

AGREEMENT AND PLAN OF MERGER

among

STELLENT, INC.,

STEL SUB, INC.

and

OPTIKA INC.

Dated as of January 11, 2004

i

ii

iii

Exhibits

Exhibit A	Illustrative examples of the calculation of the Common Stock Per Share Consideration and Preferred Stock Per Share Consideration

Exhibit B	Preferred Share Voting Agreement

Exhibit C	Company Stockholder Agreement

Exhibit D	Mark K. Ruport Employment and Non-compete Agreement

Exhibit E	Buyer Stockholder Agreement

Exhibit F	Amended and Restated Certificate of Designation of Series A-1 Convertible Preferred Stock

Exhibit G	Form of Affiliate Letter

Exhibit H	Form of Rule 145 Letter

i

AGREEMENT AND PLAN OF MERGER

     This AGREEMENT AND PLAN OF MERGER (this “Agreement”) among Stellent, Inc., a Minnesota corporation (“Buyer”), STEL Sub, Inc., a Delaware corporation formed and wholly owned by Buyer (“Buyer Subsidiary”), and Optika Inc., a Delaware corporation (the “Company” and, together with Buyer Subsidiary, sometimes referred to as the “Constituent Corporations”) is dated as of January 11, 2004.

     WHEREAS, the respective Boards of Directors of the Company, Buyer and Buyer Subsidiary have determined that it is advisable and in the best interests of their respective shareholders to consummate, and have approved, the merger of the Company with and into Buyer Subsidiary (the “Merger”) and the other transactions contemplated by this Agreement;

     WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and, with respect to the Merger, each of Buyer, Buyer Subsidiary and the Company will be a “party to a reorganization” within the meaning of Section 368(b) of the Code; and

     WHEREAS, the Company, Buyer and Buyer Subsidiary desire to make certain representations, warranties and agreements in connection with, and to prescribe various conditions to, the Merger.

     NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE I—THE MERGER

     Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (defined in Section 1.3), the Company shall be merged with and into Buyer Subsidiary in accordance with the laws of the State of Delaware. Buyer Subsidiary shall be the surviving corporation in the Merger. Throughout this Agreement, the term “Surviving Corporation” shall refer to Buyer Subsidiary in its capacity as the surviving corporation in the Merger. The effects and the consequences of the Merger shall be as set forth in Section 1.4.

     Section 1.2 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m. (Central Time), on the business day following the date on which the last of the closing conditions set forth in Article VIII have been met or waived in accordance with this Agreement (other than those that by their terms cannot be satisfied until the time of the Closing), or on such other date or at such other time as is agreed to in writing by the parties (the date of the Closing is referred to as the “Closing Date”). The Closing shall take place at the offices of Faegre & Benson LLP, 90 South Seventh Street, Minneapolis, Minnesota 55402-3901, or at such other location as is agreed to in writing by the parties.

     Section 1.3 Effective Time of the Merger. Subject to the provisions of this Agreement, an appropriate officer of Buyer Subsidiary shall execute and acknowledge a duly prepared certificate of merger, which shall be filed with the Secretary of State of the State of Delaware (the “Certificate of Merger”). The Certificate of Merger shall be filed as soon as practicable on the Closing Date following the Closing. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with Section 251 of the Delaware General Corporation Law (the “DGCL”) or at such time thereafter as is agreed by the parties and provided in the Certificate of Merger (the date and time the Merger becomes effective is referred to as the “Effective Time”).

     Section 1.4 Effects of the Merger. At the Effective Time:

          (a) The Company shall be merged with and into Buyer Subsidiary, the separate corporate existence of the Company shall cease, and Buyer Subsidiary shall be the Surviving Corporation;

          (b) the Certificate of Incorporation and the Bylaws of Buyer Subsidiary shall be the Certificate of Incorporation and the Bylaws of the Surviving Corporation until thereafter amended as provided by law or by the Certificate of Incorporation or the Bylaws of the Surviving Corporation; and

          (c) the Merger shall have all the effects prescribed in Sections 259 and 261 of the DGCL.

     Section 1.5 Directors and Officers. As of the Effective Time, the directors of the Company immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and the officers of Buyer Subsidiary immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until the earlier of the resignation or removal of such person or until his or her successor is duly elected or appointed and qualified, as the case may be.

     Section 1.6 Intent to Qualify as Reorganization. The parties intend that the Merger qualify as a reorganization under Section 368(a) of the Code.

ARTICLE II—EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

     Section 2.1 Certain Definitions.

        As used in this Agreement, the following terms have the following definitions:

          (a) “Adjustment Shares” means (i) if the Base Per Share Value is less than or equal to $4.00, “0,” or (ii) if the Base Per Share Value is greater than $4.00, an aggregate number of shares (rounded to the nearest whole share) of Buyer Common Stock equal to:

Number of Outstanding Company Common Shares x (Base Per Share Value – $4.00) x 0.2

Buyer’s Average Price

          (b) “Base Exchange Factor” means 0.44;

          (c) “Base Per Share Value” means Buyer’s Average Price multiplied by the Base Exchange Factor;

          (d) “Buyer Common Stock” means the common stock, par value $0.01 per share, of Buyer;

          (e) “Buyer’s Average Price” means the average per-share closing price of Buyer Common Stock on the Nasdaq National Market System during the period of ten consecutive trading days ending on, and including, the third trading day before the Closing Date;

          (f) “Cash Consideration Per Share” means $13.664 per share of Company Series A-1 Preferred Stock;

          (g) “Common Stock Conversion Factor” means the number (rounded to five decimal places) equal to the following ratio:

(Outstanding Company Common Shares x Base Exchange Factor) – Adjustment Shares

Outstanding Company Common Shares

          (h) “Common Stock Per Share Consideration” means a fraction of a share of Buyer Common Stock in an amount equal one share of Buyer Common Stock multiplied by the Common Stock Conversion Factor;

          Exhibit A sets forth illustrative examples of the calculation of the Common Stock Per Share Consideration.

          (i) “Company Common Stock” means common stock, par value $0.001 per share, of the Company, including the associated Company Right;

          (j) “Company Right” means the right to purchase one one-hundredth of a share of Company Series B Preferred Stock of the Company issued pursuant to the Company Rights Agreement;

          (k) “Company Rights Agreement” means the Amended and Restated Rights Agreement, dated as of July 29, 2002, between the Company and Computershare Trust Company, Inc., as Rights Agent;

          (l) “Company Series A-1 Preferred Stock” means the Series A-1 Preferred Stock, par value $0.001 per share, of the Company;

          (m) “Company Series B Preferred Stock” means Series B Preferred Stock, par value $0.001 per share, of the Company;

          (n) “Dissenting Share” means an outstanding share of capital stock of the Company the holder or beneficial owner of which has properly asserted the right, if any, to appraisal of such share in accordance with Section 262 of the DGCL, and has not effectively withdrawn or lost such right as of the Effective Time;

          (o) “Excluded Common Shares” means (i) shares of Company Common Stock held of record immediately before the Effective Time by Buyer, Buyer Subsidiary or any direct or indirect wholly owned Subsidiary of Buyer or shares of Company Common Stock that are owned by the Company or any Subsidiary of the Company and in each case not held on behalf of third parties and (ii) shares of Company Common Stock that are Dissenting Shares;

          (p) “Excluded Preferred Shares” means (i) Preferred Shares held of record immediately before the Effective Time by Buyer, Buyer Subsidiary or any direct or indirect wholly owned subsidiary of Buyer or shares of Company Common Stock that are owned by the Company or any Subsidiary of the Company and in each case not held on behalf of third parties and (ii) shares of Company Series A-1 Preferred Stock that are Dissenting Shares;

          (q) “Outstanding Company Common Share” means a share of Company Common Stock other than Excluded Common Shares, issued and outstanding immediately prior to the Effective Time;

          (r) “Outstanding Preferred Share” means a Preferred Share, other than Excluded Preferred Shares, issued and outstanding immediately prior to the Effective Time;

          (s) “Preferred Share” means a share of Company Series A-1 Preferred Stock;

          (t) “Preferred Stock Per Share Consideration” means (i) the Cash Consideration Per Share and (ii) in the event that there are any Adjustment Shares, a fraction of a share of Buyer Common Stock in an amount equal to the following ratio (rounded to five decimal places):

Adjustment Shares

(Outstanding Preferred Shares + Shares of Company Series A-1 Preferred Stock
that are Dissenting Shares)

          Exhibit A sets forth illustrative examples of the calculation of the Preferred Stock Per Share Consideration; and

          (u) “Subsidiary” means, with respect to any corporation or other entity, any corporation or other entity in which the first entity owns, directly or indirectly, fifty percent or more of the securities or other ownership interests having by their terms ordinary voting power to elect at least a majority of the board of directors or other persons performing similar functions.

     Section 2.2 Manner of Converting Shares. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of capital stock of the Constituent Corporations, the shares of capital stock of the Constituent Corporations shall be converted or cancelled as follows:

          (a) Buyer Subsidiary’s Common Stock. Each share of common stock of Buyer Subsidiary issued and outstanding immediately prior to the Effective Time shall remain outstanding as one share of common stock of the Surviving Corporation and shall not be converted into any other securities or cash in the Merger. The certificates for such shares shall not be surrendered or in any way modified by reason of the Merger. No stock of Buyer Subsidiary will be issued in the Merger.

          (b) Conversion of Company Common Stock. Subject to the other provisions of this Section 2.2, each Outstanding Company Common Share shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Common Stock Per Share Consideration.

          (c) Conversion of Company Series A-1 Preferred Stock. Subject to the other provisions of this Section 2.2, each Outstanding Preferred Share shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Preferred Stock Per Share Consideration.

          (d) Anti-Dilution Provisions. If Buyer changes (or establishes a record date for changing) the number of shares of Buyer Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, stock combination, recapitalization, reclassification, reorganization or similar transaction with respect to the outstanding Buyer Common Stock and the record date therefor or the effective time thereof shall be prior to the Effective Time, the Base Exchange Factor, the Base Per Share Value and the number of Adjustment Shares, if any, shall be adjusted appropriately so as to provide the holders of the Company Common Stock and the Company Series A-1 Preferred Stock with the same economic consideration as they would have received as contemplated by this Agreement prior to such transaction. If, between the date of this Agreement and the Effective Time, Buyer shall merge or consolidate with or into any other corporation, or enter into any agreement to merge or consolidate with or into any other corporation, and the terms of that transaction provide that Buyer Common Stock shall be converted into or exchanged for the shares of any other corporation or entity, then provision shall be made so that stockholders of the Company who would be entitled to receive shares of Buyer Common Stock pursuant to this Agreement shall be entitled to receive, in lieu of each share of Buyer Common Stock issuable to that stockholder as provided in this Agreement, the same kind and amount of securities or assets as shall be distributable upon that merger or consolidation with respect to one share of Buyer Common Stock. Nothing stated in this Section 2.2(d) shall permit Buyer to take any action that is not permitted under Section 6.3 hereof without the written consent of the Company.

          (e) Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, each Dissenting Share shall not be converted into or represent a right to receive the Common Stock Per Share Consideration or the Preferred Stock Per Share Consideration, and the holder thereof shall be entitled only to those rights as are granted by the DGCL. If, after the Effective Time, a holder or beneficial owner of Dissenting Shares withdraws or effectively loses the right to appraisal, such Dissenting Shares shall be deemed to be converted into, as of the Effective Time, the right to receive the Common Stock Per Share Consideration or the Preferred Stock Per Share Consideration, as applicable, without interest thereon, upon surrender, in accordance with Section 2.3 of the certificates previously constituting Dissenting Shares. The Company shall give Buyer (i) prompt notice upon receipt by the Company of any notice of intent to assert the right to appraisal of any shares of capital stock of the Company and of withdrawals of any of those notices of intent and any other instruments provided pursuant to the DGCL and received by the Company that relate to any such demand for appraisal and (ii) the opportunity to participate, at Buyer’s expense, in all negotiations and proceedings with respect to the exercise of appraisal rights under the DGCL. The Company shall not, except with the prior written consent of Buyer, voluntarily make any payment with respect to any exercise of appraisal rights or settle or offer to settle any demands for fair value of Dissenting Shares under Section 262 of the DGCL. Any payments made in respect of Dissenting Shares shall be made by the Surviving Corporation.

     Section 2.3 Exchange of Certificates.

          (a) Deposit with Exchange Agent. As soon as practicable after the Effective Time, Buyer and the Surviving Corporation jointly and severally agree to deposit with Wells Fargo Bank Minnesota, N.A., transfer agent for Buyer Common Stock, or such other paying and exchange agent (which shall be a commercial bank or trust company) as Buyer may appoint (which shall be reasonably acceptable to the Company) (the “Exchange Agent”) an amount of cash and certificates representing the shares of Buyer Common Stock required to effect the conversion of Outstanding Company Common Shares, Outstanding Preferred Shares and the Dissenting Shares (presuming that they will lose the right to dissent) into Buyer Common Stock and cash in accordance with Section 2.2. Buyer and the Surviving Corporation jointly and severally agree promptly to deposit with the Exchange Agent additional amounts of cash, if any, needed from time to time by the Exchange Agent to make payments for fractional shares of Buyer Common Stock (the “Fractional Shares”) or Dissenting Shares and to effect the conversion of the Outstanding Company Common Shares and Outstanding Preferred Shares, which payments shall be made by the Exchange Agent. The cash and Buyer Common Stock deposited with the Exchange Agent pursuant to this Section 2.3(a) may not be used for any other purpose, except as provided in this Agreement. All cash deposited with the Exchange Agent pursuant to this Section 2.3(a) shall be invested in obligations of or guaranteed by the United States of America, in commercial paper obligations receiving the highest rating from either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital, surplus and undivided profits exceeding $50 million. Any net profit resulting from, or interest or income produced by, such investments shall be distributed to Buyer by the Exchange Agent upon Buyer’s request.

          (b) Company Common Stock Exchange and Payment Procedures. Upon surrender of a certificate representing shares of Company Common Stock (a “Common Stock Certificate”) for cancellation to the Exchange Agent or to another agent or agents as may be appointed by Buyer for that purpose, together with a letter of transmittal, duly executed, the holder of the Common Stock Certificate (other than a Common Stock Certificate representing Dissenting Shares) shall be entitled to receive in exchange therefor (x) a certificate representing that number of shares of Buyer Common Stock (“Buyer Shares”) into which the shares of Company Common Stock previously represented by the Common Stock Certificate are converted in accordance with Section 2.2(b), and (y) any cash in lieu of Fractional Shares that the holder has the right to receive pursuant to Section 2.3(f) (with respect to any person receiving the same, the consideration referred to in clauses (x) and (y) above are referred to collectively, as the “Common Stock Consideration”). If the Common Stock Consideration is to be delivered to any person who is not the person in whose name the Common Stock Certificate surrendered in exchange therefor is registered in the transfer records of the Company, the Common Stock

Consideration may be delivered to a transferee if the Common Stock Certificate is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect that transfer and by evidence reasonably satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.3, each Common Stock Certificate (other than a Common Stock Certificate representing Excluded Common Shares, which shall be canceled) shall be deemed at any time after the Effective Time to represent only the right to receive upon surrender the Common Stock Consideration contemplated by this Section 2.3. No interest will be paid or will accrue on any cash payable to holders of the Common Stock Certificates pursuant to provisions of this Article II.

          (c) Company Series A-1 Preferred Stock Exchange and Payment Procedures. Upon surrender of a certificate representing shares of Company Series A-1 Preferred Stock (a “Preferred Stock Certificate”) for cancellation to the Exchange Agent or to another agent or agents as may be appointed by Buyer for that purpose, together with a letter of transmittal, duly executed, the holder of the Preferred Stock Certificate (other than a Preferred Stock Certificate representing Dissenting Shares) shall be entitled to receive in exchange therefor (x) cash to which that holder is entitled in accordance with Section 2.2(c), (y) a certificate representing that number of Buyer Shares, if any, into which the shares of Company Series A-1 Preferred Stock previously represented by the Preferred Stock Certificate are converted in accordance with Section 2.2(c), and (z) any cash in lieu of Fractional Shares that the holder has the right to receive pursuant to Section 2.3(f) (with respect to any person receiving the same, the cash and the Buyer Shares described in clauses (x), (y) and (z) above being referred to collectively, as the “Preferred Stock Consideration”). If the Preferred Stock Consideration is to be delivered to any person who is not the person in whose name the Preferred Stock Certificate surrendered in exchange therefor is registered in the transfer records of the Company, the Preferred Stock Consideration may be delivered to a transferee if the Preferred Stock Certificate is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect that transfer and by evidence reasonably satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.3, each Preferred Stock Certificate (other than a Preferred Stock Certificate representing Excluded Preferred Shares, which shall be canceled) shall be deemed at any time after the Effective Time to represent only the right to receive upon surrender the aggregate Preferred Stock Consideration contemplated by this Section 2.3. No interest will be paid or will accrue on any cash payable to holders of the Preferred Stock Certificates pursuant to provisions of this Article II.

          (d) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or paid after the Effective Time with respect to Buyer Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Common Stock Certificate or Preferred Stock Certificate (each a “Company Certificate”) with respect to the Buyer Shares represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.3(f) until the holder of record of such Company Certificate shall surrender such Company Certificate. Subject to the effect of unclaimed property, escheat and other applicable laws, following surrender of any such Company Certificate, there shall be paid to the record holder of the certificates representing whole Buyer Shares issued in exchange therefor (or the person who would be the record holder of the certificates representing fractional Buyer Shares if fractional Buyer Shares were issued in exchange therefor), without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of Fractional Shares to which such holder is entitled pursuant to Section 2.3(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Buyer Shares and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Buyer Shares.

          (e) No Further Ownership Rights in Company Capital Stock.

               (i) After the Effective Time, there shall be no further registration or transfers of shares of Company Common Stock or Company Series A-1 Preferred Stock.

               (ii) The payment of the aggregate Common Stock Consideration to be made to holders of Common Stock Certificates upon conversion of shares of Company Common Stock in accordance with the terms of this Agreement shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to those shares of Company Common Stock.

               (iii) The payment of the aggregate Preferred Stock Consideration to be made to holders of Preferred Stock Certificates upon conversion of shares of Company Series A-1 Preferred Stock in accordance with the terms of this Agreement shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to those shares of Company Series A-1 Preferred Stock.

               (iv) If, after the Effective Time, Company Certificates are presented to Buyer for any reason, they shall be canceled and exchanged as provided in this Article II.

          (f) No Fractional Shares.

               (i) No certificates or scrip representing Fractional Shares of Buyer Common Stock shall be issued upon the surrender for exchange of Company Certificates, and those Fractional Shares will not entitle the owner thereof to vote or to any rights of a shareholder of Buyer.

               (ii) To the extent a holder of Company Common Stock or Company Series A-1 Preferred Stock would otherwise have been entitled to receive a Fractional Share of Buyer Common Stock, that holder shall be entitled to receive in lieu thereof a payment in cash, without interest, in an amount equal to (x) such fraction multiplied by (y) Buyer’s Average Price. The Fractional Shares of Buyer Common Stock shall be aggregated and no holder of Company Common Stock or Company Series A-1 Preferred Stock shall be entitled to receive cash in lieu of Fractional Shares in an amount equal to or greater than the value of one full share of Buyer Common Stock as calculated above.

          (g) Termination of Exchange Agent. Any certificates representing Buyer Shares deposited with the Exchange Agent pursuant to Section 2.3(a) and not exchanged within six months after the Effective Time pursuant to this Section 2.3 shall be returned by the Exchange Agent to Buyer, which shall thereafter act as Exchange Agent. All funds held by the Exchange Agent for payment to the holders of unsurrendered Company Certificates and Dissenting Shares and unclaimed at the end of six months from the Effective Time shall be returned to Buyer, after which time any holder of unsurrendered Company Certificates shall look, as a general creditor only, to Buyer for payment of those funds to which the holder may be due, subject to applicable law.

          (h) Withholding Rights. Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock or Company Series A-1 Preferred Stock (or to any person pursuant to Section 2.3(j)) those amounts as it is required to deduct and withhold with respect to the making of that payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Buyer, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock or Company Series A-1 Preferred Stock (or to any person pursuant to Section 2.3(j)) in respect of which the deduction and withholding was made by Buyer.

          (i) Lost, Stolen or Destroyed Certificates. If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Certificate to have been lost, stolen or destroyed, the amount to which such person would have been entitled under Section 2.3 but for failure to deliver such certificate or certificates to the Exchange Agent shall nevertheless be paid to such person; provided, however, that the Surviving Corporation may, in its sole discretion and as a condition precedent to such payment, require such person to give the Surviving Corporation a written indemnity agreement in form and substance reasonably satisfactory to the Surviving Corporation and, if reasonably deemed advisable by the Surviving Corporation, a bond in such sum as it may reasonably direct as indemnity against any claim that may be had against the Surviving Corporation or Buyer with respect to the certificate or certificates alleged to have been lost, stolen or destroyed.

          (j) Stock Option Plans of the Company. Each unexpired and unexercised option to purchase Company Common Stock (a “Company Stock Option”) granted under the Company’s stock option plans (each a “Company Option Plan”) outstanding immediately prior to the Effective Time (whether vested or unvested) shall be converted at the Effective Time into an option to acquire, on the same terms and conditions as were applicable under such Company Stock Option, the number of shares of Buyer Common Stock equal to (I) the number of shares of Company Common Stock subject to the Company Stock Option, multiplied by (II) the Common Stock Conversion Factor (such product to be rounded up (or down as provided below with respect to “incentive stock options”) to the nearest whole number) (all such new options of an option holder, a “Replacement Option”), at an exercise price per share (rounded up or down to the nearest whole cent) equal to (x) the exercise price per share for the shares of Company Common Stock that were purchasable pursuant to such Company Stock Option divided by (y) the Common Stock Conversion Factor.

          Notwithstanding the foregoing, each Company Stock Option that is intended to be an “incentive stock option” (as defined in Section 422 of the Code) will be adjusted in accordance with the requirements of Section 424 of the Code. At the Effective Time, Buyer will assume the Company Option Plans; provided, that such assumption will be only in respect of the Replacement Options resulting from the conversion of Company Stock Options issued under such plans and that Buyer will have no obligation with respect to any awards under the Company

Option Plans other than the Replacement Options and will have no obligation to make any additional grants or awards under such assumed Company Option Plans. The Company will not, and will cause any plan committee or administrator not to, take any action prior to the Effective Time that will extend the exercise period of any Company Stock Option or cause the vesting period of any Company Stock Option to accelerate under any circumstances, regardless of whether such circumstances are to occur before or after the Effective Time, or otherwise amend the terms of outstanding Company Stock Options without the prior written consent of Buyer.

          As soon as practicable following the date of this Agreement, the Company’s Board of Directors (or, if appropriate, a committee administering the Company Option Plans) will (A) use its reasonable best efforts, by adopting such resolutions or taking such other actions (if any) as may be required, to provide that each Company Stock Option granted under the Company Option Plans outstanding immediately prior to the Effective Time (whether vested or unvested) will be converted as set forth in this Section 2.3(j) and (B) make such other changes to the Company Option Plans as the Company and the Buyer may agree are appropriate to give effect to the Merger. As soon as reasonably practicable following the Effective Time, Buyer will issue to each person who receives a Replacement Option pursuant to this Section 2.3(j) a document evidencing such option.

          Buyer will take all corporate action necessary to reserve for issuance a sufficient number of shares of Buyer Common Stock for delivery upon the exercise of Replacement Options and will maintain such reservation for so long as any of the Replacement Options remain outstanding. As soon as reasonably practicable and not later than five business days (subject to extension for circumstances beyond the reasonable control of Buyer) following the Effective Time, Buyer will cause the shares of Buyer Common Stock issuable upon exercise of the Replacement Options to be registered or to be issued pursuant to an effective registration statement on Form S-8 (or successor form) promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 (the “Securities Act”), and will use reasonable efforts to maintain the effectiveness of such registration statement or registration statements for so long as such Replacement Options remain outstanding and shares of Buyer Common Stock are registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Buyer will take such actions as are reasonably necessary to enable any shares issued upon the exercise of Replacement Options issued to the non-employee directors of the Company to be issued pursuant to such registration statement.

          (k) ESPP of the Company. Immediately prior to the Effective Time, each outstanding purchase right under the Company’s 2000 Employee Stock Purchase Plan (the “ESPP”) will automatically be exercised as set forth in Section VII(G) of the ESPP. The Company will provide such notice and take such other actions (if any) as may be required to provide that each outstanding purchase right under the ESPP is exercised in accordance with Section VII(G) of the ESPP. The ESPP will terminate in its entirety at the Effective Time and no employees of the Company will have any further purchase rights under the ESPP.

          (l) No Liability. No party to this Agreement shall be liable to any holder of shares of Company Common Stock for payment of the Common Stock Per Share Consideration or the Preferred Stock Per Share Consideration (or dividends or distributions relating thereto)

delivered to a public official pursuant to the requirements of any applicable abandoned property, escheat or similar law.

          (m) Shares Held by Company Affiliates. Anything to the contrary in this Agreement notwithstanding, no shares of Buyer Common Stock shall be issued in exchange for any Company Certificate to any person who is expected to be an “affiliate” of the Company at the Effective Time (identified pursuant to Section 7.12) until such person shall have delivered to Buyer a duly executed letter agreement as contemplated by Section 7.12; provided, that, for the sake of clarity, no Voting Preferred Holder (defined in Section 3.22) shall be deemed to be an affiliate of the Company. Such person shall be subject to the restrictions described in such letter agreement, and the certificates for such shares shall bear a legend describing such restrictions. Buyer will provide written instructions to each such person prior to the Effective Time, specifying the procedures, to be in effect immediately after the Effective Time, with which such persons must comply to have such restrictive legends removed from such certificates.

ARTICLE III—REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as otherwise set forth in the disclosure schedule delivered by the Company to Buyer concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”) or as otherwise described in the Company SEC Reports (defined in Section 3.5(a) below) filed on or prior to the date of this Agreement, the Company represents and warrants to Buyer and Buyer Subsidiary as follows:

     Section 3.1 Organization, Standing, Qualification. Each of the Company’s Subsidiaries is listed in the Company Disclosure Schedule under the heading “Subsidiaries.” Each of the Company and its Subsidiaries is a corporation duly incorporated, validly existing, and in good standing under the laws of the jurisdiction of its incorporation (as identified in the Company Disclosure Schedule) and has the requisite corporate power and corporate authority to own, lease, and operate its properties and assets and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated, or leased by it, or the nature of its business, makes such qualification or licensing necessary, except such jurisdictions where failure to be so qualified, licensed, or in good standing would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect (defined below). “Material Adverse Effect” means, with respect to the Company, Buyer or the Surviving Corporation, as applicable, any circumstance, change in, or effect on that party and its Subsidiaries taken as a whole that is or is reasonably likely in the future to be, materially adverse to the business, assets, results of operations, prospects or financial condition of that party and its Subsidiaries taken as a whole, or on that party’s ability to consummate the Merger, other than any such effect resulting from (a) any change, event, occurrence, or condition generally applicable to the industry in which the party and its Subsidiaries operate, or (b) general economic or market conditions (which in the case of (a) or (b), does not have a materially disproportionate effect, relative to other industry participants), (c) the public announcement of this Agreement (including any litigation brought or threatened by stockholders of a party in respect of the announcement of this Agreement or the consummation of the Merger), or (d) any disruption of customer, business partner, supplier or employee relationships that result from the announcement of this Agreement or the consummation of the Merger. Any decrease from the date hereof in the market price of shares of Buyer Common Stock shall not be relevant to a determination of whether a Material Adverse Effect on Buyer has occurred (it being understood that the foregoing shall not prevent the Company from asserting that any underlying cause of such reduction independently constitutes such a Material Adverse Effect on Buyer). Any decrease from the date hereof in the market price of shares of Company Common Stock shall not be relevant to a determination of whether a Material Adverse Effect on the Company has occurred (it being understood that the foregoing shall not prevent Buyer from asserting that any underlying cause of such reduction independently constitutes such a Material Adverse Effect on the Company). A Material Adverse Effect on the Company, the Buyer or the Surviving Corporation is referred to as a “Company Material Adverse Effect,” a “Buyer Material Adverse Effect” or a “Surviving Corporation Material Adverse Effect,” as applicable. The copies of the charter and bylaws (or similar organizational documents) of the Company and each of its Subsidiaries provided to Buyer are complete and correct as of the date of this Agreement. All of the directors and officers of each subsidiary of the Company are listed accurately in the Company Disclosure Schedule.

     Section 3.2 Capitalization. The authorized capital stock of the Company consists of (i) 25,000,000 shares of Company Common Stock, of which, as of the date of this Agreement, 9,335,061 shares are issued and outstanding, and (ii) 2,000,000 shares of preferred stock, par value $0.001 per share, of which (a) 731,851 shares have been designated as Company Series A-1 Preferred Stock, of which, as of the date of this Agreement, 731,851 shares are issued and outstanding, and (b) 200,000 shares have been designated as Company Series B Preferred Stock, none of which, as of the date of this Agreement, is issued and outstanding. All of the issued and outstanding shares of capital stock of the Company and of each of its Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable, were issued in compliance with applicable federal and state securities laws and were not granted in violation of any statutory or other preemptive rights. There are no outstanding subscriptions, options, warrants, calls, rights or other agreements, arrangements or commitments under which the Company or any of its Subsidiaries is or may become obligated to issue, sell, transfer, or otherwise dispose of, or purchase, redeem, or otherwise acquire, any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries, and there are no outstanding securities convertible into or exchangeable for any such capital stock or other equity or voting interests, except for (a) options to purchase up to 2,897,922 shares of Company Common Stock (as of the date of this Agreement) at the exercise prices set forth in the Company Disclosure Schedule, (b) the Company Rights Agreement, under which each outstanding share of Company Common Stock has attached to it the Company Rights, including rights under certain circumstances to purchase one one-hundredth of a share of Company Series B Preferred Stock at $30 per right, subject to adjustment, (c) 345,025 shares of Company Common Stock issuable pursuant to the Company’s 2000 Employee Stock Purchase Plan, and (d) 731,851 shares of Company Series A-1 Preferred Stock. There are no voting trusts, proxies or other agreements or understandings to which the Company is a party with respect to the voting of capital stock of the Company. The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock of every class of each of its Subsidiaries, free and clear of all liens, security interests, pledges, charges, and other encumbrances. The Company Disclosure Schedule contains a complete and correct list of each corporation, limited liability company, partnership, joint venture, or other business association or entity in which the Company or any of its

Subsidiaries has any direct or indirect equity ownership interest and the nature and amount of such interest (other than the Subsidiaries listed in the Company Disclosure Schedule).

     Section 3.3 Authorization and Execution. The Company has the corporate power and authority to execute and deliver this Agreement and, subject to the approval of Company Stockholder Proposals (defined in Section 7.1) in accordance with Section 7.1, to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement by the Company have been duly authorized by the Board of Directors of the Company, and no further corporate action of the Company, other than the approval of Company Stockholder Proposals in accordance with Section 7.1 and the filing of the Articles of Merger with the Secretary of State of the State of Delaware, is necessary to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the accuracy of the representations and warranties of Buyer and Buyer Subsidiary set forth in Article IV, constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors’ rights generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a court of law or equity) (collectively, the “Enforcement Exceptions”).

     Section 3.4 No Conflicts. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, will (a) conflict with or result in a breach of the charter, bylaws, or similar organizational documents, as currently in effect, of the Company or any of its Subsidiaries, (b) except for (i) compliance with the Securities Act and the Exchange Act, including the filing with, and to the extent applicable, the declaration of effectiveness by, the SEC of the Joint Proxy Statement and the Registration Statement (each defined in Section 7.1(b)) and such reports and other filings under the Securities Act or Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) any filings required by the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations thereunder (the “HSR Act”) and comparable filings, if any, in foreign jurisdictions and (iv) the filings required under the rules and regulations of Nasdaq Stock Market System, require any filing with, or consent or approval of, any governmental, administrative or regulatory body or authority having jurisdiction over any of the business or assets of the Company or any of its Subsidiaries, (c) violate any statute, law, ordinance, permit, license, rule, or regulation applicable to the Company or any of its Subsidiaries or any injunction, judgment, order, writ, decision or decree applicable to the Company or any of its Subsidiaries or their respective properties or assets, (d) result in a breach of, or constitute a default or an event that, with or without the passage of time or the giving of notice, or both, would constitute a default, give rise to a right of termination, cancellation, or acceleration, create any entitlement of any third party to any material payment or benefit, require notice to, approval of, or the consent of, any third party under, and for the survival of, any Company Material Contract (defined in Section 3.10), or (e) result in the creation of any lien or encumbrance on the assets of the Company or any of its Subsidiaries, except, in the case of clauses (b), (c), (d) and (e), where such violation, breach, default, termination, cancellation, acceleration, payment, benefit, or lien, or the failure to make such filing, give such notice, or obtain such consent or approval, would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

     Section 3.5 SEC Reports; Financial Statements; No Undisclosed Liabilities.

          (a) The Company has made available to Buyer, in the form filed with the SEC, all reports, registration statements, and other filings (including amendments to previously filed documents) filed by the Company with the SEC since January 1, 2003 (all such reports, registration statements, and other filings are collectively called the “Company SEC Reports” and each is individually called a “Company SEC Report”). No Company SEC Report, as of its filing date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and each Company SEC Report at the time of its filing complied as to form in all material respects with all applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations of the SEC promulgated thereunder. The representation in the immediately preceding sentence does not apply to any misstatement or omission in any Company SEC Report filed before the date of this Agreement that has been superseded by a subsequent Company SEC Report filed before the date of this Agreement. Since January 1, 2003, the Company has filed all reports and other filings that it was required to file with the SEC under the Exchange Act, Securities Act and the rules and regulations of the SEC.

          (b) The consolidated financial statements contained in the Company SEC Reports were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the consolidated results of operations and the consolidated cash flows of the Company and its Subsidiaries for the periods indicated and are consistent with the books and records of the Company and its Subsidiaries, subject, in the case of interim financial statements, to normal year-end adjustments, and except that the interim financial statements do not contain all of the footnote disclosures required by GAAP to the extent permitted by the rules and regulations of the SEC.

          (c) Except as and to the extent reflected or reserved against on the most recent balance sheet contained in the Company SEC Reports filed on or before the date of this Agreement (the “Company Balance Sheet”), neither the Company nor any of its Subsidiaries had, as of the date of such Company Balance Sheet, any material obligations or liabilities of any nature that as of such date would have been required to be included on a consolidated balance sheet of the Company prepared in accordance with GAAP as in effect on such date (without regard to any events, incidents, assertions, or state of knowledge occurring after such date). Since the date of the Company Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any obligations or liabilities of any nature that are currently outstanding that would be required to be reflected on, or reserved against in, a consolidated balance sheet of the Company prepared in accordance with GAAP as in effect on the date of this Agreement (without regard to any events, incidents, assertions, or state of knowledge occurring subsequent to such date), other than those arising in the ordinary course of business consistent with past practice

(including trade indebtedness) since the date of the Company Balance Sheet and those that would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

          (d) Since January 1, 2003, neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal controls, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s Board of Directors or any committee thereof or to any director or officer of the Company.

          (e) Each required form, report and document containing financial statements that has been filed with or submitted to the SEC since July 31, 2002, was accompanied by the certifications required to be filed or submitted by the Company’s chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and at the time of filing or submission of each such certification was true and accurate and complied with the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder.

          (f) To the knowledge of the Company, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or possible violation of any applicable law by the Company or any of its Subsidiaries, or by any of its directors, officers or employees with respect to the business of the Company or any of its Subsidiaries.

     Section 3.6 Registration Statement; Joint Proxy Statement. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act applicable to the Company. None of the information supplied by the Company for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement will (in the case of the Registration Statement, at the time it is filed with the SEC and, after giving effect to all supplements and amendments thereto (if any), at the time it becomes effective under the Securities Act; and, in the case of the Joint Proxy Statement, at the date mailed to stockholders of the Company and Buyer and, after giving effect to all supplements and amendments thereto (if any), at the time of the meetings of such stockholders to be held in connection with the Merger) contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied or required to be supplied by Buyer or Buyer Subsidiary that is contained in or omitted from any of the foregoing documents or that is incorporated by reference therein.

     Section 3.7 Absence of Certain Changes or Events. From the date of the Company Balance Sheet to and including the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses and operations in the ordinary course consistent with past practice and neither the Company nor any of its Subsidiaries has:

          (a) split, combined, or reclassified any shares of its capital stock or made any other changes in its equity capital structure;

          (b) purchased, redeemed, or otherwise acquired, directly or indirectly, any shares of its capital stock or any options, rights, or warrants to purchase any such capital stock or any securities convertible into or exchangeable for any such capital stock;

          (c) declared, set aside, or paid any dividend or made any other distribution in respect of shares of its capital stock, except for dividends or distributions by any of the Company’s Subsidiaries to the Company or another of the Company’s Subsidiaries;

          (d) issued any shares of its capital stock or granted any options, rights, or warrants to purchase any such capital stock or any securities convertible into or exchangeable for any such capital stock, except for issuances of shares of Company Common Stock upon the exercise of options granted on or before the date of the Company Balance Sheet;

          (e) purchased any business, purchased any stock of any corporation other than the Company, or merged or consolidated with any person;

          (f) sold, leased, licensed or encumbered or otherwise disposed of any assets or properties, other than in the ordinary course of business consistent with past practice, which sales, leases, licenses, encumbrances or other dispositions of assets other than inventory, in any event, were not material to the Company and its Subsidiaries, taken as a whole;

          (g) incurred, assumed, or guaranteed any indebtedness for money borrowed, other than intercompany indebtedness;

          (h) changed or modified in any material respect any existing accounting method, principle or practice, other than as required by GAAP;

          (i) except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company, increased in any manner the compensation or benefits of any employee (who is not a director or officer), former employee, or independent contractor providing personal services of the Company or its Subsidiaries (“Company Employee”);

          (j) increased the compensation or benefits of any officer or director of the Company or any of its Subsidiaries, other than consistent with past practice;

          (k) entered into or amended any contract, agreement, employment, severance or special pay arrangement with any Company Employee, except in the ordinary course of business consistent with past practice;

          (l) except for this Agreement, entered into any commitment to do any of the foregoing; or

          (m) suffered any business interruption, damage to or destruction of its properties, or other incident, occurrence, or event that has had or would be reasonably likely to have (after giving effect to any insurance coverage reasonably likely to be received), individually or in the aggregate, a Company Material Adverse Effect.

     Section 3.8 Tax Matters.

          (a) The Company and its Subsidiaries have timely filed (or received appropriate extensions of time to file) all material federal, state, local, and foreign Tax Returns required to be filed by them with respect to income, gross receipts, withholding, social security, unemployment, payroll, franchise, personal property, unclaimed property, real property, excise, sales, use, license, employment, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, profits, disability, transfer, registration, value added, alternative, or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, and including any liability for the taxes of any person under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise (collectively, “Taxes”). “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof. All such Tax Returns were correct and complete in all material respects. The Company and its Subsidiaries have paid or accrued in accordance with GAAP all Taxes owed by any of them for all fiscal periods to and including the date of this Agreement.

          (b) There is no material dispute or claim concerning the Tax liability of any of the Company or its Subsidiaries claimed or raised by any authority in writing and no Tax Returns of the Company or its Subsidiaries are the subject of pending audits. Neither the Company nor any of its Subsidiaries has extended the period for assessment or payment of any Tax, which extension has not since expired.

          (c) The Company and its Subsidiaries have withheld and paid over to the appropriate governmental authorities all Taxes required by law to have been withheld and paid in connection with amounts paid or owing to any employee and in connection with any transaction subject to any sales or use Tax, except for any such Taxes that are immaterial in amount.

          (d) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group (as such term is defined in Section 1504 of the Code) filing a consolidated federal income tax return for any tax year, other than a group the common parent of which was the Company.

          (e) Neither the Company nor any of its Subsidiaries has filed a consent under Code Section 341(f) concerning collapsible corporations.

          (f) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

          (g) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax-indemnity, Tax-allocation or Tax-sharing agreement other than between or among the Company and its Subsidiaries.

          (h) The Company has delivered or made available to the Buyer true and complete copies of all requested federal, state, local, and foreign income tax returns with respect to the Company and each of its Subsidiaries.

          (i) Neither the Company nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement, including this Agreement, that individually or collectively could obligate it to make any payment that is not deductible under Section 280G of the Code.

          (j) No written claims that, in the aggregate, could reasonably be expected to have a Company Material Adverse Effect have been made by an authority in a jurisdiction where any of the Company or its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

          (k) Neither the Company nor any of its Subsidiaries has distributed the stock of a “controlled corporation” (within the meaning of that term as used in Section 355(a) of the Code) in a transaction subject to Section 355 of the Code within the past two years.

          (l) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date under Code Section 481(c) (or any corresponding or similar provision of state, local or foreign income Tax law); (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (C) installment sale or open transaction disposition made on or prior to the Closing Date; or (D) prepaid amount received on or prior to the Closing Date.

          (m) Neither the Company nor any of its Subsidiaries has any “excess loss accounts” or “deferred gains” with respect to any “deferred intercompany transactions” within the meaning of Treas. Reg. Sections 1.1502-19 and 1.1502-13, respectively.

          (n) Neither the Company nor any of its Subsidiaries is subject to a Tax lien on any of its property or assets, except for current liens for Taxes nor yet due.

          (o) The reserve for Taxes set forth on the financial statements of the Company contained in the Company’s most recent Annual Report on Form 10-K is adequate for the payment of all material Taxes through the date thereof, and no material Taxes have been incurred since January 1, 2003 that were not incurred in the ordinary course of business.

     Section 3.9 Owned Property. Neither the Company nor any of its Subsidiaries owns any real property. The Company and its Subsidiaries have sufficient title to, or the right to use, all tangible properties and assets necessary to conduct their respective businesses as currently conducted, with such exceptions as, individually or in the aggregate, would not interfere with the current use of such properties or assets in such a manner as to be reasonably likely to have a Company Material Adverse Effect.

     Section 3.10 Material Contracts. Neither the Company nor any of its Subsidiaries is a party to or bound by any (whether written or oral):

          (a) employment, severance or non-competition agreements;

          (b) operating lease, whether as lessor or lessee, with respect to any real property;

          (c) contract, whether as licensor or licensee, for the license of any patent, know-how, trademark, trade name, service mark, copyright, or other intangible asset (other than (i) non-negotiated licenses of commercially available computer software, and (ii) commercial software licenses related to the Company Software (as defined in Section 3.11(a)) entered into the ordinary course of business);

          (d) loan or guaranty agreement, indenture, or other instrument, contract, or agreement under which any money has been borrowed or loaned, which has not yet been repaid, or any note, bond, or other evidence of indebtedness has been issued and remains outstanding;

          (e) mortgage, security agreement, conditional sales contract, capital lease, or similar agreement that effectively creates a lien on any assets of the Company or any of its Subsidiaries (other than any conditional sales contract, capital lease, or similar agreement that creates a lien only on tangible personal property);

          (f) contract restricting the Company or any of its Subsidiaries in any material respect from engaging in business or from competing with any other parties;

          (g) plan of reorganization;

          (h) partnership or joint venture agreement;

          (i) collective bargaining agreement or agreement with any labor union or association representing the Company Employees;

          (j) contracts and other agreements for the sale of any of its material assets or properties or for the grant to any person of any preferential rights to purchase any of its material assets or properties other than in the ordinary course of business, except for contracts or agreements pursuant to which the sale or purchase has been completed and there are no material obligations of the Company remaining;

          (k) material warehousing, distributorship, representative, marketing, sales agency or advertising agreements; or

          (l) “material contract” (as defined in Item 601(b)(10) of Regulation S-K of the SEC).

          All of the foregoing are collectively called “Company Material Contracts.” To the extent Company Material Contracts are evidenced by documents, true and complete copies have been delivered or made available to Buyer. To the extent Company Material Contracts are not evidenced by documents, written summaries have been delivered or made available to Buyer. Each Company Material Contract is in full force and effect, unless the failure of any Company Material Contracts to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party is in breach of or in default under any of the Company Material Contracts, except for breaches or defaults that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     Section 3.11 Intellectual Property.

          (a) Certain Definitions.

          As used in this Agreement, the following terms have the following definitions:

          (i) “Buyer Licensed Intellectual Property” means all Intellectual Property that is licensed to Buyer or its Subsidiaries and used in, related to, necessary for, or arising from the operation of the business of the Buyer or its Subsidiaries in any material respect.

          (ii) “Buyer Owned Intellectual Property” means all Intellectual Property that is owned by Buyer or its Subsidiaries and used in, related to, necessary for, or arising from the operation of the business of the Buyer or its Subsidiaries in any material respect.

          (iii) “Buyer Proprietary Software Products” means all versions (whether or not released) of the object code, source code and scripts and any software or firmware, prebuilt solutions, or scripts conceived, created, reduced to practice, developed or under development by or on behalf of Buyer or its Subsidiaries, together with all documentation related thereto.

          (iv) “Buyer Software” means the Buyer Proprietary Software Products together with any transferable rights Buyer or its Subsidiaries may have in any third-party computer software and firmware incorporated therein, or necessary for the development, operation, maintenance or support thereof and all documentation related thereto.

          (v) “Company Licensed Intellectual Property” means all Intellectual Property that is licensed to the Company or its Subsidiaries and used in, related to, necessary for, or arising from the operation of the business of the Company or its Subsidiaries in any material respect.

          (vi) “Company Owned Intellectual Property” means all Intellectual Property that is owned by the Company or its Subsidiaries and used in, related to, necessary for, or arising from the operation of the business of the Company or its Subsidiaries in any material respect.

          (vii) “Company Proprietary Software Products” means all versions (whether or not released) of the object code, source code and scripts and any software or firmware, prebuilt solutions, or scripts conceived, created, reduced to practice, developed or under development by or on behalf of the Company or its Subsidiaries, together with all documentation related thereto.

          (viii) “Company Software” means Company Proprietary Software Products together with any transferable rights the Company or its Subsidiaries may have in any third-party computer software and firmware incorporated therein, or necessary for the development, operation, maintenance or support thereof and all documentation related thereto.

          (ix) “Intellectual Property” means any of the following:

(A)	inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, divisions, continuations, continuations-in-part, revisions, extensions, reexaminations, and international and foreign counterparts thereof;

(B)	trademarks, service marks, trade dress, logos, trade names, domain names, uniform resource locators, and corporate names, together with all translations, adaptations, derivations, and combinations thereof, including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, moral rights, copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith;

(C)	mask works and all applications, registrations, and renewals in connection therewith;

(D)	trade secrets and confidential business information, product specifications, data, know-how, formulas, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, concepts or ideas, past, current and planned research and development, current and planned research and distribution methodologies and processes, customer lists, current and anticipated customer requirements, price lists, market studies, and business plans, however and whether or not documented;

(E)	proprietary computer software and programs (including object code and source code) and other proprietary rights and copies and tangible embodiments thereof (in whatever form or medium);

(F)	database technologies, systems, structures, and architectures (and related processes, formulas, compositions, improvements, devices, know-how, inventions, discoveries, concepts, ideas, designs, methods, and information) and any other related information, however and whether or not documented;

(G)	all personnel-training techniques and materials;

(H)	all notes, analyses, compilations, studies, summaries, and other materials prepared by or for a person containing or based, in whole or in part, on any information included in the foregoing, however documented;

(I)	all industrial designs and any registrations and applications therefor;

(J)	databases and data collections and all rights therein; and

(K)	any similar or equivalent rights to any of the foregoing anywhere in the world.

          (x) “Buyer’s Products” means products and services offered by Buyer or its Subsidiaries as listed on Section 3.11(a)(x) of the Buyer Disclosure Schedule.

          (xi) “Company’s Products” means products and services offered by the Company or its Subsidiaries as listed on Section 3.11(a)(xi) of the Company Disclosure Schedule.

          (b) Section 3.11(b) of the Company Disclosure Schedule contains a true, complete, and current list in all material respects of all of the patents and patent applications, invention disclosures, trademark/service mark applications and registrations, material common law marks, domain names, copyright applications and registrations, owned by or licensed to the Company or its Subsidiaries and included in the Company Owned Intellectual Property and the Company Licensed Intellectual Property. The Company or its Subsidiaries own all right, title, and interest in and to each item of Company Owned Intellectual Property, free and clear of any encumbrance, and the Company’s or a Subsidiary’s ownership of the items listed or required to be listed in Section 3.11(b) of the Company Disclosure Schedule as being owned by the Company or its Subsidiaries have been properly recorded (including (i) within the time periods set forth in the applicable laws, rules, or regulations that are required or recommended for achieving the maximum available benefit to the assignee and (ii) for all copyrights, in the manner required to give constructive notice under 17 U.S.C. § 205(c)) at the relevant patent, copyright, trademark, or other authority in all applicable jurisdictions.

          (c) Section 3.11(c) of the Company Disclosure Schedule lists all proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world), arbitrator, mediator, or other dispute-resolving entity related to any Company Owned Intellectual Property or, to the knowledge of the Company, any Company Licensed Intellectual Property. No Company Owned Intellectual Property or Company Product, or, to the knowledge of the Company, any Company Licensed Intellectual Property, is subject to any proceeding (excluding ex parte proceedings before examiners (i.e., not appeals) involving applications and rulemaking and similar administrative proceedings broadly applicable to similar intellectual property) or outstanding decree, order, judgment, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by the Company, or that may affect the validity, use, or enforceability of the Company Owned Intellectual Property or Company Licensed Intellectual Property.

          (d) Each item of Company Owned Intellectual Property is, and to the knowledge of the Company, each item of Company Licensed Intellectual Property is, valid, enforceable, and subsisting. For each item of Intellectual Property listed or required to be listed in Section 3.11(b) of the Company Disclosure Schedule, all necessary registration, maintenance, and renewal fees due and payable before the Effective Time have been made, and all necessary documents and certificates in connection therewith have been filed with the relevant patent, copyright, trademark, or other authority in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Intellectual Property.

          (e) To the extent that any work, invention, data, information, or material has been developed or created by a third party for the Company or its Subsidiaries and incorporated into the Company’s Products, Company Owned Intellectual Property or Company Licensed Intellectual Property, the Company or such Subsidiary has a written agreement with the third party with respect thereto, and thereby has obtained ownership of, and is the exclusive owner of, or has a valid license to use, all of the Company’s Products, Company Owned Intellectual Property, and Company Licensed Intellectual Property in such work, invention, data, information, or material by such agreement, by operation of law, or by valid assignment.

          (f) Except for commercial software licenses related to the Company’s Products entered into in the ordinary course of business, none of the Company or its Subsidiaries has sold, assigned, conveyed or otherwise transferred, by oral or written agreement, expressly or impliedly, any rights, title or interest in or to the Company Owned Intellectual Property.

          (g) Section 3.11(g) of the Company Disclosure Schedule lists all contracts, licenses, covenants not to sue, and agreements to which the Company is a party that are in effect as of the date of this Agreement (i) with respect to Intellectual Property licensed or offered to any third party (other than standard commercial software licenses related to the Company’s Products entered into the ordinary course of business) or (ii) pursuant to which a third party has licensed or transferred any Intellectual Property to the Company or its Subsidiaries, excluding off-the-shelf software purchased for less than $250,000 in the aggregate. The contracts, licenses, covenants not to sue, and agreements listed in Section 3.11(g) of the Company Disclosure Schedule are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, or suspension of those contracts, licenses, covenants not to sue, and agreements. The Company and its Subsidiaries are in compliance with all of, and have not breached any term of, those contracts, licenses, covenants not to sue, and agreements and, to the knowledge of the Company, all other parties to those contracts, licenses, covenants not to sue, and agreements are in compliance with, and have not breached any term of, those contracts, licenses, covenants not to sue, and agreements. Following the Effective Time, Buyer will be permitted to exercise all of the Company’s and its Subsidiaries’ rights under the contracts, licenses, covenants not to sue, and agreements listed in Section 3.11(g) of the Company Disclosure Schedule to the same extent that the Company or its Subsidiaries would have been able had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties, or payments that the Company or its Subsidiaries would otherwise be required to pay.

          (h) Section 3.11(h) of the Company Disclosure Schedule lists all contracts, licenses, and agreements between the Company or any of its Subsidiaries and any third party as of the date of this Agreement wherein or whereby the Company or any of its Subsidiaries have agreed to, or assumed, any obligation or duty to warrant, indemnify, hold harmless or otherwise assume or incur any obligation or liability with respect to the infringement, misappropriation, or other violation by the Company or any of its Subsidiaries or such third party of the Intellectual Property of any other third party (other than standard commercial software licenses entered into in the ordinary course of business).

          (i) The operation of the Company’s and its Subsidiaries’ business as currently conducted does not infringe, misappropriate, or otherwise violate, or cause or induce customers of the Company or its Subsidiaries or users of the Company’s Products to infringe, misappropriate, or otherwise violate, the Intellectual Property rights of any third party or constitute unfair competition or unfair trade practices under the laws of any jurisdiction. None of the Company or its Subsidiaries has, in the six years preceding the date hereof, received any communications alleging any interference, opposition, cancellation, reexamination or other contest, proceeding, action, suit, hearing, investigation, charge, complaint, demand, notice, claim, dispute nor is any claim of infringement, misappropriation or other violation by the Company or its Subsidiaries of any intellectual property or other proprietary rights of any other individual or entity pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries. None of the Company or its Subsidiaries currently is evaluating any intellectual property of another person or entity (and has not conducted any such evaluations in the past) to determine whether a license thereof is necessary or desirable where the failure to obtain such a license would otherwise be reasonably expected to have a Company Material Adverse Effect. No governmental agency or authority has notified the Company or any of its Subsidiaries that it is disputing the Company’s or any of its Subsidiaries’ right to obtain or continue registration of any Company Intellectual Property where the Company or such Subsidiary has applied for such registration, except where such dispute has been resolved in favor of issuing or continuing such registration. All payments to governmental agencies required to maintain the effectiveness of any patents or any Company Owned Intellectual Property have been timely paid.

          (j) To the knowledge of the Company, (i) no person is infringing, misappropriating, or otherwise violating any Company Owned Intellectual Property or, to the knowledge of the Company, any of the Company’s or its Subsidiary’s exclusive rights to any Company Licensed Intellectual Property, and (ii) there are no claims asserted against the Company or any of its Subsidiaries or against any customer of the Company or any of its Subsidiaries, related to any product or service of the Company or its Subsidiaries.

          (k) The Company and its Subsidiaries have taken reasonable steps to protect their rights in the confidential information and trade secrets included in the Company Owned Intellectual Property and the Company Licensed Intellectual Property and any trade secrets or confidential information of third parties provided to the Company or its Subsidiaries. Without limiting the foregoing, the Company and its Subsidiaries have and enforce a policy requiring each employee and contractor with access to any Company Owned Intellectual Property or

Company Licensed Intellectual Property to execute a proprietary information/confidentiality/ assignment of inventions agreement in the Company’s standard form, which form has been provided to Buyer, and all current and former Employees and contractors of the Company have executed such an agreement without exception or modification. To the knowledge of the Company, no employee or consultant of the Company or any of its Subsidiaries has caused any of the Company’s or any of its Subsidiaries’ trade secrets or confidential information included in the Company Owned Intellectual Property or the Company Licensed Intellectual Property to become part of the public knowledge or literature, nor has the Company or any of its Subsidiaries or, to the knowledge of the Company, any of the employees or consultants of the Company or any of its Subsidiaries, permitted any such trade secrets or confidential information to be used, divulged or appropriated for the benefit of persons to the material detriment of the Company or any of its Subsidiaries.

          (l) The use, maintenance, sale and licensing of the Company’s Products do not require any intellectual property rights other than the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

          (m) The documentation and the source code with its embedded commentary, descriptions and indicated authorships, the specifications and the other informational materials that describe the operation, functions and technical characteristics applicable to the Company’s Products have been accurately compiled in accordance with standards generally practiced by companies whose principal business is creation or development of software and are sufficient to permit persons who are reasonably skilled and proficient in the design, manufacture and sale of software products as now being produced to continue the same in the ordinary course of business and to support and maintain the products and services and enforce their rights to control or prevent use of such Company’s Products by others. The Company’s Products under development by the Company or any Subsidiary are being developed in accordance with standards generally practiced by companies whose principal business is creation or development of software.

          (n) No Company Intellectual Property has been escrowed or stored, or is required to be escrowed or stored, on behalf of or for the benefit of any person or entity. No person or entity other than the Company and its Subsidiaries and its employees and consultants who have a “need to know” in connection with the performance of their duties to the Company or its Subsidiaries has access or rights to the source code of the Company Software.

     Section 3.12 Litigation. The Company Disclosure Schedule sets forth a list of all material pending litigation, arbitration, or administrative proceedings against the Company or any of its Subsidiaries as of the date of this Agreement. No litigation, arbitration, or administrative proceeding is pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries that, if decided adversely to such person, would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, or that seeks to enjoin or otherwise challenges the consummation of the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is specifically identified as a party subject to any material restrictions or limitations under any injunction, writ, judgment, order, or decree of any arbitrator, court, administrative agency, commission, or other governmental authority.

     Section 3.13 Permits, Licenses, Authorizations; Compliance with Laws. Each of the Company and its Subsidiaries has all licenses, franchises, permits, and other governmental authorizations and approvals necessary to conduct its business, and neither the Company nor any of its Subsidiaries is in violation of any such license, franchise, permit, or other governmental authorization or approval, or any statute, law, ordinance, rule, or regulation applicable to it or any of its properties, except where the failure to have any such license, franchise, permit, or other governmental authorization or approval, or the existence of any such violation, has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation or review by any governmental authority with respect to the Company or any of its Subsidiaries is pending (other than with respect to Taxes, which are subject to the representations set forth in Section 3.8) or, to the knowledge of the Company, threatened, and to the knowledge of the Company, no governmental authority has indicated an intention to conduct any such investigation or review.

     Section 3.14 No Brokers or Finders. Except for Revolution Partners, LLC (pursuant to an engagement letter, a true and complete copy of which has been delivered to Buyer), the Company has not engaged any investment banker, broker, or finder in connection with the transactions contemplated hereby.

     Section 3.15 Benefit Plans.

          (a) Each employee pension benefit plan (“Pension Plan”), as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974 (“ERISA”), each employee welfare benefit plan (“Welfare Plan”), as defined in Section 3(1) of ERISA, and each deferred compensation, bonus, incentive, stock incentive, option, stock purchase, severance, or other employee benefit plan, agreement, commitment, or arrangement, funded or unfunded, written or oral (“Benefit Plan”), which is currently maintained by the Company or any of its ERISA Affiliates (defined in Section 3.15(o) below) or to which the Company or any of its ERISA Affiliates currently contributes, or is under any current obligation to contribute, or under which the Company or any of its ERISA Affiliates has any liability, contingent or otherwise (including any withdrawal liability within the meaning of Section 4201 of ERISA) (collectively, the “Company Employee Plans” and each, individually, a “Company Employee Plan”), and each management, employment, severance, consulting, non-compete or similar agreement or contract between the Company or any of its Subsidiaries and any Company Employee pursuant to which the Company or any of its Subsidiaries has or may have any liability, contingent or otherwise (“Company Employee Agreement”), is listed in the Company Disclosure Schedule. True and complete copies have been delivered or made available to Buyer of (i) all material documents embodying or relating to each Company Employee Plan and each Company Employee Agreement, including all amendments thereto, written interpretations thereof and trust or funding agreements or insurance policies with respect thereto; (ii) the two most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) a statement of alternative form of compliance pursuant to U.S. Department of Labor (“DOL”) Regulation §2520.104-23, if any, filed for each Company Employee Plan which is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) for a select group of management or highly compensated employees; (iv) the most recent determination letter received from the Internal Revenue Service (“IRS”), if any, for each Company Employee Plan and related trust which is intended to satisfy the requirements of Section 401(a) of the Code; (v) if a Company Employee Plan is funded, the most recent annual and periodic accounting of the Company Employee Plan assets; (vi) the most recent summary plan description together with all subsequent summaries of material modifications, if any, required under ERISA with respect to each Company Employee Plan; (vii) the three most recent annual reports (Series 5500 and all schedules thereto), if any, filed as required under ERISA in connection with each Company Employee Plan or related trust; and (viii) a listing of each investment option offered to participants under each Pension Plan that allows for self-directed investments by participants. None of the Company, or any of its Subsidiaries or ERISA Affiliates has any plan or commitment, whether legally binding or not, to establish any new Company Employee Plan, to enter into any Company Employee Agreement or to modify or to terminate any Company Employee Plan or Company Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Company Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Buyer, or as required by this Agreement), nor has any intention to do any of the foregoing been communicated to Company Employees.

          (b) The Company and each of its ERISA Affiliates has made on a timely basis all contributions or payments required to be made by it under the terms of the Company Employee Plans, ERISA, the Code, or other applicable laws.

          (c) Each Company Employee Plan intended to qualify under Section 401 of the Code is, and since its inception has been, so qualified and a determination letter has been issued by the IRS to the effect that each such Company Employee Plan is so qualified and that each trust forming a part of any such Company Employee Plan is exempt from tax pursuant to Section 501(a) of the Code and, to the knowledge of the Company, no circumstances exist which would be reasonably likely to affect adversely this qualification or exemption, including any failure to timely adopt any amendment required by the IRS as a condition of qualification under Section 401(a) of the Code.

          (d) Each Company Employee Plan (and any related trust or other funding instrument) has been established, maintained, and administered in all material respects in accordance with its terms and in both form and operation is in compliance in all material respects with the applicable provisions of ERISA, the Code, and other applicable laws, statutes, orders, rules and regulations (other than adoption of any plan amendments for which the deadline has not yet expired), and all reports required to be filed with any governmental agency with respect to each Company Employee Plan have been timely filed, other than filings that are inconsequential.

          (e) There is no litigation, arbitration, audit or investigation or administrative proceeding pending or, to the knowledge of the Company, threatened, against the Company or any of its ERISA Affiliates or, to the knowledge of the Company, any plan fiduciary by the IRS, the DOL, the Pension Benefit Guaranty Corporation (“PBGC”), or any participant or beneficiary with respect to any Company Employee Plan as of the date of this Agreement. No event or transaction has occurred with respect to any Company Employee Plan that would result in the imposition of any material tax under Chapter 43, 46 or 47 of Subtitle D of the Code. Neither the Company nor any of its ERISA Affiliates nor, to the knowledge of the Company, any plan fiduciary of any Pension Plan or Welfare Plan maintained by the Company or its Subsidiaries has engaged in any transaction in violation of Section 406(a) or (b) of ERISA for which no exemption exists under Section 408 of ERISA (including any prohibited transaction class exemption issued by the DOL) or any “prohibited transaction” (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under Section 4975(c)(2) or 4975(d) of the Code, or is subject to any material excise tax imposed by the Code or ERISA with respect to any Company Employee Plan.

          (f) Each Company Employee Plan (other than Company Employee Agreements) can be amended, terminated or otherwise discontinued without liability to the Company, any of its Subsidiaries or any of its ERISA Affiliates, other than for benefits accrued to date and administrative costs.

          (g) No liability under any Company Employee Plan has been funded, nor has any such obligation been satisfied with the purchase of a contract from an insurance company as to which the Company or any of its Subsidiaries has received notice that such insurance company is insolvent or is in rehabilitation or any similar proceeding.

          (h) No liability for non-qualified deferred compensation under any Company Employee Plan or Company Employee Agreement is funded through any of (i) the purchase of corporate owned life insurance (COLI), (ii) a “secular” trust, (iii) a “rabbi” trust that is irrevocable or otherwise provides restrictions on the return of assets to the Company, or (iv) any off-shore funding arrangement. Neither the Company nor any of its Subsidiaries contributes to any split-dollar life insurance on the life of any Company Employee.

          (i) Neither the Company nor any of its ERISA Affiliates currently maintains, nor at any time in the previous six calendar years maintained or had an obligation to contribute to, any defined benefit pension plan subject to Title IV of ERISA, or any “multiemployer plan” as defined in Section 3(37) of ERISA.

          (j) None of the Company, or any of its Subsidiaries or ERISA Affiliates (i) maintains or contributes to any Company Employee Plan which provides, or has any liability to provide, life insurance, medical, severance or other employee welfare benefits to any Company Employee (or beneficiary of such employee) upon his retirement or termination of employment, except as may be required by Section 4980B of the Code; or (ii) has ever represented, promised or contracted (whether in oral or written form) to any Company Employee (either individually or to Company Employees as a group) that such Company Employee(s) (or beneficiary of such employee) would be provided with life insurance, medical, severance or other employee welfare benefits upon their retirement or termination of employment, except to the extent required by Section 4980B of the Code.

          (k) The execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Company Employee Plan, Company Employee Agreement, trust or loan that will or may result in aggregate payments in excess of $25,000 (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Employee, or (ii) result in the triggering or imposition of any restrictions or limitations on the right of the Company or Buyer to amend or terminate any Company Employee Plan and receive the full amount of any excess assets remaining or resulting from such amendment or termination, subject to applicable taxes, or (iii) result in any “rabbi” trust becoming irrevocable or subject to any restrictions on the return of assets to the Company or the Buyer.

          (l) There is no commitment covering any Company Employee that, individually or in the aggregate, would be reasonably likely to give rise to the payment of any amount that would result in a material loss of tax deductions pursuant to Section 162(m) of the Code.

          (m) The Company and each of its Subsidiaries (i) is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations (domestic and foreign) respecting employment, employment practices, labor, terms and conditions of employment and wages and hours, in each case, with respect to Company Employees; (ii) is not liable for any arrears of wages or any penalty for failure to comply with any of the foregoing; and (iii) is not liable for any material past due payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits for Company Employees.

          (n) No work stoppage or labor strike against the Company or any of its Subsidiaries by Company Employees is pending or threatened. Neither the Company nor any of its Subsidiaries (i) is involved in or threatened with any labor dispute, grievance, or litigation relating to labor matters involving any Company Employees, including violation of any federal, state or local labor, safety or employment laws (domestic or foreign), charges of unfair labor practices or discrimination complaints, other than such disputes, grievances or litigation that are inconsequential; (ii) is engaged in any unfair labor practices within the meaning of the National Labor Relations Act or the Railway Labor Act; or (iii) is presently, nor has been in the past six years, a party to, or bound by, any collective bargaining agreement or union contract with respect to Company Employees and no such agreement or contract is currently being negotiated by the Company or any of its affiliates. No Company Employees are currently represented by any labor union for purposes of collective bargaining and, to the knowledge of the Company, no activities the purpose of which is to achieve such representation of all or some of such Company Employees are threatened or ongoing.

          (o) For purposes of this Agreement, “ERISA Affiliate” means, with respect to the Company and its Subsidiaries or Buyer and its Subsidiaries, as applicable, each trade, business or entity which is a member of a “controlled group of corporations,” under “common control” or an “affiliated service group” with the Company and its Subsidiaries or Buyer and its Subsidiaries, as applicable, within the meaning of Sections 414(b), (c) or (m) of the Code, or required to be aggregated with the Company and its Subsidiaries or Buyer and its Subsidiaries, as applicable, under Section 414(o) of the Code, or is under “common control” with the Company and its Subsidiaries or Buyer and its Subsidiaries, as applicable, within the meaning of Section 4001(a)(14) of ERISA.

     Section 3.16 Environmental Matters.

          (a) No Hazardous Substances (defined below) have been released, emitted or disposed of, or otherwise deposited, on or in any of the real property in which the Company or its

Subsidiaries has any interest, whether as fee owner, lessee or otherwise (“Company Real Property”), by the Company or its Subsidiaries or, to the knowledge of the Company and its Subsidiaries, by any other person or entity that have been in quantities, or involved methods of containment or use, that violate any Environmental Laws (defined below), or that created any liability or other obligation of the Company or its Subsidiaries.

          For purposes of this Agreement, “Environmental Laws” mean all federal, state, local and foreign statutes, laws, duties, regulations and ordinances (including common law) which relate to or deal with pollution, compensation for damage or injury caused by pollution or protection of human health or the environment as of the Closing.

          For purposes of this Agreement, “Hazardous Substance(s)” means (i) any flammable substances, explosives, radioactive materials, hazardous wastes, toxic substances, pollutants and contaminants, and all other materials or substances identified in or regulated by any of the Environmental Laws, and (ii) asbestos, PCBs, urea formaldehyde, nuclear fuel or material, chemical waste, explosives, known carcinogens, petroleum products and by-products (including any fraction thereof), and radon.

          (b) No Company Real Property is being used, or, to the knowledge of Company or its Subsidiaries, has ever been used, in connection with the business of manufacturing, storing, transporting, handling, disposing or treating Hazardous Substances.

          (c) Company and its Subsidiaries have not generated or transported any Hazardous Substances at any time that have been transported to or disposed of in any landfill or other facility, which transportation or disposal (under laws applicable as of the date hereof to the landfill or other facility) could create liability to any unit of government or any third party.

          (d) There is no Environmental Claim (defined below) pending or, to the knowledge of the Company or its Subsidiaries, threatened against the Company or its Subsidiaries or against any person or entity whose liability for such Environmental Claim the Company or its Subsidiaries have or may have retained or assumed either contractually or by operation of law.

          For purposes of this Agreement, “Environmental Claim” means any notice alleging the non-compliance with, or failure to perform any duty under, any Environmental Laws or potential liability (including, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (i) the presence, or release into the environment, of any material or form of energy at any location, or (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

          (e) The Company and its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws. There are no circumstances that may prevent or interfere with compliance in all material respects in the future, including any failure to make a timely application or submission for renewal of a permit or other license. No permits or other governmental authorizations are currently held by the Company or its Subsidiaries pursuant to any Environmental Laws.

     Section 3.17 Insurance. The Company Disclosure Schedule contains a list of all material insurance policies maintained by the Company and its Subsidiaries as of the date of this Agreement, together with a brief description of the coverages afforded thereby. All of such insurance policies are in full force and effect, and neither the Company nor its Subsidiaries have received any notice of cancellation or termination with respect to any material insurance policy of the Company or its Subsidiaries.

     Section 3.18 Amendment to Company Rights Agreement. The Board of Directors of the Company has amended the Company Rights Agreement to provide that (a) neither Buyer nor Buyer Subsidiary will become an “Acquiring Person” (as defined in the Company Rights Agreement) as a result of the execution of this Agreement or the consummation of the Merger, (b) no “Stock Acquisition Date,” “Distribution Date” or “Section 11(a)(ii) Event” (as such terms are defined in the Company Rights Agreement) will occur as a result of the execution of this Agreement or the Voting Agreements (defined in Section 3.22(b)), or the consummation of the Merger, and (c) all outstanding Company Rights issued and outstanding under the Company Rights Agreement will expire immediately before the Effective Time.

     Section 3.19 Opinion of Financial Adviser. The Company’s Board of Directors has received the opinion of Revolution Partners, LLC to the effect that, as of the date of this Agreement, the consideration to be received by the Company’s stockholders in the Merger is fair to such stockholders from a financial point of view.

     Section 3.20 Related-Party Transactions. No stockholder, officer, director, or employee of the Company or any of its Subsidiaries nor any member of any such person’s immediate family (each, a “Company Related Party”) is presently, or within the past five years has been, a party to any transaction with the Company or any of its Subsidiaries (a) providing for the furnishing of services by, (b) providing for the rental of real or personal property from, or (c) otherwise requiring payments to (other than for services as officers, directors, or employees the Company or any of its Subsidiaries) any such Company Related Party or any entity in which any such Company Related Party has an interest.

     Section 3.21 Bank Accounts. The Company Disclosure Schedule contains a true and complete list of the names of each bank or other financial institution in which the Company or any of its Subsidiaries has an account or safe deposit boxes, and the names of all persons authorized to draw thereon or access thereto.

     Section 3.22 Voting Agreements. The Company has delivered to Buyer:

          (a) an agreement (the “Preferred Share Voting Agreement”), in substantially the form of Exhibit B, executed by each of Thomas Weisel Capital Partners, L.P. (“TWCP”), TWP CEO Founders’ Circle (AI), L.P., TWP CEO Founders’ Circle (QP), L.P., Thomas Weisel Capital Partners Employee Fund, L.P., TWP 2000 Co-Investment Fund, L.P., Thomas Weisel Capital Partners (Dutch), L.P. and Thomas Weisel Capital Partners (Dutch II), L.P. (each a “Voting Preferred Holder”), dated the date of this Agreement, by which each Voting Preferred Holder, among other things, (i) consents to the execution of this Agreement by the Company, and (ii) agrees to vote any shares of Company Series A-1 Preferred Stock for which it has voting power in favor of the Company Stockholder Proposals; and

          (b) an agreement (each a “Company Stockholder Agreement” and together with the Preferred Share Voting Agreements, the “Voting Agreements”) in substantially the form of Exhibit C, executed by each of the persons owning shares of the Company listed on Section 3.22(b) of the Company Disclosure Schedule (the “Named Company Stockholders”), dated the date of this Agreement, and irrevocable proxies granting to Buyer, pursuant to the terms of the Company Stockholder Agreement, the right to vote all of the shares of Company Common Stock and of the Named Company Stockholders in favor of Company Stockholder Proposals.

     Section 3.23 Employee Non-Compete. Mark K. Ruport has entered into an employment and non-compete agreement with Buyer, in the form of Exhibit D attached hereto, which agreement shall become effective, if ever, only at the Effective Time.

     Section 3.24 Board Approval. The Board of Directors of the Company (i) has approved the Company Stockholder Proposals, (ii) has determined that this Agreement and the Merger are advisable and in the best interests of such stockholders of the Company and are on terms that are fair to the stockholders and (iii) will recommend that the stockholders of the Company approve the Company Stockholder Proposals. Section 203 of the DGCL will not apply to the Merger or the transactions contemplated by this Agreement.

     Section 3.25 Material Misstatements or Omissions. The representations and warranties made by the Company in this Agreement, the statements made in any Schedules, including the Company Disclosure Schedule, or certificates furnished by the Company pursuant to this Agreement, and the statements made by the Company in any documents mailed, delivered or furnished to the stockholders of Buyer or the Company in connection with soliciting their proxy or consent to the Company Stockholder Proposals, do not contain and will not contain, as of their respective dates and as of the Effective Time, any untrue statement of a material fact, nor do they omit nor will they omit, as of their respective dates and as of the Effective Time, to state any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

ARTICLE IV—REPRESENTATIONS AND WARRANTIES OF BUYER AND BUYER SUBSIDIARY

     Except as otherwise set forth in the disclosure schedule delivered by Buyer to the Company concurrently with the execution and delivery of this Agreement (the “Buyer Disclosure Schedule”) or as otherwise described in the Buyer SEC Reports (defined in Section 4.5(a)) filed on or prior to the date of this Agreement, Buyer and Buyer Subsidiary represent and warrant to the Company as follows:

     Section 4.1 Organization, Standing, Qualification. Each of Buyer’s Subsidiaries is listed in the Buyer Disclosure Schedule under the heading “Subsidiaries.” Buyer and each of its Subsidiaries (including Buyer Subsidiary) is a corporation duly incorporated, validly existing, and in good standing under the laws of the jurisdiction of its incorporation (as identified in the Buyer Disclosure Schedule) and has the requisite corporate power and corporate authority to own, lease, and operate its properties and assets and to carry on its business as it is now being conducted. Each of Buyer and its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated, or leased by it, or the nature of its business, makes such qualification or licensing necessary, except such jurisdictions where failure to be so qualified, licensed, or in good standing would not be reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect. The copies of the charter and bylaws (or similar organizational documents) of Buyer and each of its Subsidiaries provided to the Company are complete and correct as of the date of this Agreement. Buyer Subsidiary is newly formed and wholly owned by Buyer, has no employees and no material assets or liabilities, and has not engaged in any business except in connection with this Agreement.

     Section 4.2 Capitalization. The authorized capital stock of Buyer consists of (i) 90,000,000 shares of Buyer Common Stock, of which, as of the date of this Agreement, 22,192,264 shares are issued and outstanding, and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share, of which 1,000,000 have been designated as Series A Junior Participating Preferred Shares (“Buyer Series A Preferred Stock”), none of which, as of the date of this Agreement, is issued and outstanding. The authorized capital stock of Buyer Subsidiary consists of 100 shares of common stock, of which, as of the date of this Agreement, 100 shares are issued and outstanding. All of the issued and outstanding shares of capital stock of Buyer and of each of its Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable, were issued in compliance with applicable federal and state securities laws and were not granted in violation of any statutory or other preemptive rights. There are no outstanding subscriptions, options, warrants, calls, rights or other agreements, arrangements or commitments under which Buyer or any of its Subsidiaries is or may become obligated to issue, sell, transfer, or otherwise dispose of, or purchase, redeem, or otherwise acquire, any shares of capital stock of, or other equity or voting interests in, Buyer or any of its Subsidiaries, and there are no outstanding securities convertible into or exchangeable for any such capital stock or other equity or voting interests, except for (a) options to purchase up to 5,622,784 shares of Buyer Common Stock (as of the date of this Agreement) at the exercise prices set forth in the Buyer Disclosure Schedule, (b) warrants to purchase up to 225,000 shares of Buyer Common Stock (as of the date of this Agreement) at the exercise prices set forth in the Buyer Disclosure Schedule and (c) the Rights Agreement dated as of May 29, 2002 between Buyer and Wells Fargo Bank Minnesota, N.A., under which each outstanding share of Buyer Common Stock has attached to it certain rights, including rights under certain circumstances to purchase one one-hundredth of a share of Buyer Series A Preferred Stock at $75 per right, subject to adjustment. There are no voting trusts, proxies or other agreements or understandings to which Buyer or Buyer Subsidiary is a party with respect to the voting of capital stock of Buyer or Buyer Subsidiary. Buyer owns, directly or indirectly, all of the issued and outstanding shares of capital stock of every class of each of its Subsidiaries, free and clear of all liens, security interests, pledges, charges, and other encumbrances. The Buyer Disclosure Schedule contains a complete and correct list of each corporation, limited liability company, partnership, joint venture, or other business association or entity in which Buyer or any of its Subsidiaries has any direct or indirect equity ownership interest (other than the Subsidiaries listed in the Buyer Disclosure Schedule).

     Section 4.3 Authorization and Execution. Each of Buyer and Buyer Subsidiary has the corporate power and authority to execute and deliver this Agreement and, subject to approval of the Share Issuance (defined in Section 7.1(a)) by the holders of the Buyer Common Stock at the Buyer Shareholders Meeting (defined in Section 7.1(a)), to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement by each of

Buyer and Buyer Subsidiary have been duly authorized by Buyer as sole stockholder of Buyer Subsidiary and by their respective Boards of Directors, and no further corporate action of Buyer or Buyer Subsidiary, other than the approval of the Share Issuance and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, is necessary to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Buyer and Buyer Subsidiary and, assuming the accuracy of the representations and warranties of the Company set forth in Article III, constitutes the legal, valid, and binding obligation of each of Buyer and Buyer Subsidiary, enforceable against each of Buyer and Buyer Subsidiary in accordance with its terms, except to the extent that enforceability may be limited by the Enforcement Exceptions. The shares of Buyer Common Stock to be issued in connection with the Merger (including upon the exercise of Replacement Options) will, when issued and delivered in accordance with this Agreement and assuming the accuracy of the Company’s representations and warranties in this Agreement and the accuracy of the Company’s disclosure in the Company SEC Reports and the Joint Proxy Statement, be duly authorized, validly issued, fully paid and nonassessable and issued in compliance with all applicable federal and state securities laws. Buyer has reserved the shares of Buyer Common Stock to be issued upon exercise of Replacement Options.

     Section 4.4 No Conflicts. Neither the execution and delivery of this Agreement by Buyer and Buyer Subsidiary nor the consummation by Buyer and Buyer Subsidiary of the transactions contemplated hereby, will (a) conflict with or result in a breach of the charter, bylaws, or similar organizational documents, as currently in effect, of Buyer or any of its Subsidiaries, (b) except for (i) compliance with the Securities Act and the Exchange Act, including the filing with, and to the extent applicable, the declaration of effectiveness by, the SEC of the Joint Proxy Statement and the Registration Statement and such reports and other filings under the Securities Act or Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) any filings required by the pre-merger notification requirements of the HSR Act and comparable filings, if any, in foreign jurisdictions and (iv) the filings required under the rules and regulations of Nasdaq National Market System, require any filing with, or consent or approval of, any governmental, administrative or regulatory body or authority having jurisdiction over any of the business or assets of Buyer or any of its Subsidiaries, (c) violate any statute, law, ordinance, permit, license, rule, or regulation applicable to Buyer or any of its Subsidiaries or any injunction, judgment, order, writ, decision or decree applicable to Buyer or any of its Subsidiaries or their respective properties or assets, (d) result in a breach of, or constitute a default or an event that, with or without the passage of time or the giving of notice, or both, would constitute a default, give rise to a right of termination, cancellation, or acceleration, create any entitlement of any third party to any material payment or benefit, require notice to, approval of, or the consent of, any third party under, and for the survival of, any Buyer Material Contract (defined in Section 4.10), or (e) result in the creation of any lien or encumbrance on the assets of Buyer or any of its Subsidiaries, except, in the case of clauses (b), (c), (d) and (e), where such violation, breach, default, termination, cancellation, acceleration, payment, benefit, or lien, or the failure to make such filing, give such notice, or obtain such consent or approval, would not, individually or in the aggregate, be reasonably likely to have a Buyer Material Adverse Effect.

     Section 4.5 SEC Reports; Financial Statements; No Undisclosed Liabilities.

          (a) Buyer has made available to the Company, in the form filed with the SEC, all reports, registration statements, and other filings (including amendments to previously filed documents) filed by Buyer with the SEC since January 1, 2003 (all such reports, registration statements, and other filings are collectively called the “Buyer SEC Reports” and each is individually called a “Buyer SEC Report”). No Buyer SEC Report, as of its filing date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and each Buyer SEC Report at the time of its filing complied as to form in all material respects with all applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations of the SEC promulgated thereunder. The representation in the immediately preceding sentence does not apply to any misstatement or omission in any Buyer SEC Report filed before the date of this Agreement that has been superseded by a subsequent Buyer SEC Report filed before the date of this Agreement. Since January 1, 2003, Buyer has filed all reports and other filings that it was required to file with the SEC under the Exchange Act, Securities Act and the rules and regulations of the SEC.

          (b) The consolidated financial statements contained in the Buyer SEC Reports were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial position of Buyer and its Subsidiaries at the respective dates thereof and the consolidated results of operations and consolidated cash flows of Buyer and its Subsidiaries for the periods indicated and are consistent with the books and records of Buyer and its Subsidiaries, subject, in the case of interim financial statements, to normal year-end adjustments, and except that the interim financial statements do not contain all of the footnote disclosures required by GAAP to the extent permitted by the rules and regulations of the SEC.

          (c) Except as and to the extent reflected or reserved against on the most recent balance sheet contained in the Buyer SEC Reports filed on or before the date of this Agreement (the “Buyer Balance Sheet”), neither Buyer nor any of its Subsidiaries had, as of the date of such Buyer Balance Sheet, any material obligations or liabilities of any nature that as of such date would have been required to be included on a consolidated balance sheet of Buyer prepared in accordance with GAAP as in effect on such date (without regard to any events, incidents, assertions, or state of knowledge occurring after such date). Since the date of the Buyer Balance Sheet, neither Buyer nor any of its Subsidiaries has incurred any obligations or liabilities of any nature that are currently outstanding that would be required to be reflected on, or reserved against in, a consolidated balance sheet of Buyer prepared in accordance with GAAP as in effect on the date of this Agreement (without regard to any events, incidents, assertions, or state of knowledge occurring subsequent to such date), other than those arising in the ordinary course of business consistent with past practice (including trade indebtedness) since the date of the Buyer Balance Sheet and those that would not, individually or in the aggregate, be reasonably likely to have a Buyer Material Adverse Effect.

          (d) Since January 1, 2003, neither Buyer nor any of its Subsidiaries nor, to Buyer’s knowledge, any director, officer, employee, auditor, accountant or representative of Buyer or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Buyer or any of its Subsidiaries or their respective internal controls, including any complaint, allegation, assertion or claim that Buyer or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No attorney representing Buyer or any of its Subsidiaries, whether or not employed by Buyer or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Buyer or any of its officers, directors, employees or agents to Buyer’s Board of Directors or any committee thereof or to any director or officer of Buyer.

          (e) Each required form, report and document containing financial statements that has been filed with or submitted to the SEC since July 31, 2002, was accompanied by the certifications required to be filed or submitted by Buyer’s chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act, and at the time of filing or submission of each such certification was true and accurate and complied with the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder.

          (f) To the knowledge of Buyer, no employee of Buyer or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or possible violation of any applicable law by Buyer or any of its Subsidiaries, or by any of its directors, officers or employees with respect to the business of Buyer or any of its Subsidiaries.

     Section 4.6 Registration Statement; Joint Proxy Statement. The Registration Statement and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or of the Exchange Act, as the case may be, applicable to Buyer. None of the information supplied or to be supplied by Buyer for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement will (in the case of the Registration Statement, at the time it is filed with the SEC, after giving effect to all supplements and amendments thereto (if any), and at the time it becomes effective under the Securities Act; and, in the case of the Joint Proxy Statement, at the date mailed to the shareholders of the Company and Buyer, and after giving effect to all supplements and amendments thereto (if any), at the time of the meetings of such shareholders to be held in connection with the Merger) contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Buyer and Buyer Subsidiary make no representation, warranty or covenant with respect to any information supplied or required to be supplied by the Company that is contained in or omitted from any of the foregoing documents or that is incorporated by reference therein.

     Section 4.7 Absence of Certain Changes or Events. From the date of the Buyer Balance Sheet to and including the date of this Agreement, Buyer and its Subsidiaries have conducted their respective businesses and operations in the ordinary course consistent with past practice and neither Buyer nor any of its Subsidiaries has:

          (a) split, combined, or reclassified any shares of its capital stock or made any other changes in its equity capital structure;

          (b) purchased, redeemed, or otherwise acquired, directly or indirectly, any shares of its capital stock or any options, rights, or warrants to purchase any such capital stock or any securities convertible into or exchangeable for any such capital stock;

          (c) declared, set aside, or paid any dividend or made any other distribution in respect of shares of its capital stock, except for dividends or distributions by any of Buyer’s Subsidiaries to Buyer or another of Buyer’s Subsidiaries;

          (d) issued any shares of its capital stock or granted any options, rights, or warrants to purchase any such capital stock or any securities convertible into or exchangeable for any such capital stock, except for issuances of shares of Buyer Common Stock upon the exercise of options, granted on or before the date of the Buyer Balance Sheet;

          (e) purchased any business, purchased any stock of any corporation other than Buyer, or merged or consolidated with any person;

          (f) sold, leased, licensed or encumbered or otherwise disposed of any assets or properties, other than in the ordinary course of business consistent with past practice, which sales, leases, licenses, encumbrances or other dispositions of assets other than inventory, in any event, were not material to Buyer and its Subsidiaries, taken as a whole;

          (g) incurred, assumed, or guaranteed any indebtedness for money borrowed other than intercompany indebtedness;

          (h) changed or modified in any material respect any existing accounting method, principle or practice, other than as required by GAAP;

          (i) except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to Buyer, increased in any manner the compensation or benefits of any employee (who is not a director or officer), former employee, or independent contractor providing personal services of Buyer or its Subsidiaries (“Buyer Employee”);

          (j) increased the compensation or benefits of any officer or director of Buyer or any of its Subsidiaries, other than consistent with past practice;

          (k) entered into or amended any contract, agreement, employment, severance or special pay arrangement with any Buyer Employee, except in the ordinary course of business consistent with past practice;

          (l) except for this Agreement, entered into any commitment to do any of the foregoing; or

          (m) suffered any business interruption, damage to or destruction of its properties, or other incident, occurrence, or event that has had or would be reasonably likely to have (after giving effect to any insurance coverage reasonably likely to be received), individually or in the aggregate, a Buyer Material Adverse Effect.

     Section 4.8 Tax Matters.

          (a) Buyer and its Subsidiaries have timely filed (or received appropriate extensions of time to file) all material federal, state, local, and foreign Tax Returns required to be filed by them with respect to Taxes. All Tax Returns were correct and complete in all material respects. Buyer and its Subsidiaries have paid or accrued in accordance with GAAP all Taxes owed by any of them for all fiscal periods to and including the date of this Agreement.

          (b) There is no material dispute or claim concerning the Tax liability of any of Buyer or its Subsidiaries claimed or raised by any authority in writing and no Tax Returns of Buyer or its Subsidiaries are the subject of pending audits. Neither Buyer nor any of its Subsidiaries has extended the period for assessment or payment of any Tax, which extension has not since expired.

          (c) Buyer and its Subsidiaries have withheld and paid over to the appropriate governmental authorities all Taxes required by law to have been withheld and paid in connection with amounts paid or owing to any employee and in connection with any transaction subject to any sales or use Tax, except for any such Taxes that are immaterial in amount.

          (d) Neither Buyer nor any of its Subsidiaries has been a member of an affiliated group (as such term is defined in Section 1504 of the Code) filing a consolidated federal income tax return for any tax year, other than a group the common parent of which was Buyer.

          (e) Neither Buyer nor any of its Subsidiaries has filed a consent under Code Section 341(f) concerning collapsible corporations.

          (f) Neither Buyer nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

          (g) Neither Buyer nor any of its Subsidiaries is a party to or bound by any Tax-indemnity, Tax-allocation or Tax-sharing agreement other than between or among Buyer and its Subsidiaries.

          (h) Buyer has delivered or made available to the Company true and complete copies of all requested federal, state, local, and foreign income tax returns with respect to Buyer and each of its Subsidiaries.

          (i) Neither Buyer nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement, including this Agreement, that individually or collectively could obligate it to make any payment that is not deductible under Section 280G of the Code.

          (j) No written claims that, in the aggregate, could reasonably be expected to have a Buyer Material Adverse Effect have been made by an authority in a jurisdiction where any of Buyer or its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

          (k) Neither Buyer nor any of its Subsidiaries has distributed the stock of a “controlled corporation” (within the meaning of that term as used in Section 355(a) of the Code) in a transaction subject to Section 355 of the Code within the past two years.

          (l) Neither Buyer nor any of its Subsidiaries will be required to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date under Code Section 481(c) (or any corresponding or similar provision of state, local or foreign income Tax law); (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (C) installment sale or open transaction disposition made on or prior to the Closing Date; or (D) prepaid amount received on or prior to the Closing Date.

          (m) Neither Buyer nor any of its Subsidiaries has any “excess loss accounts” or “deferred gains” with respect to any “deferred intercompany transactions” within the meaning of Treas. Reg. Sections 1.1502-19 and 1.1502-13, respectively.

          (n) Neither Buyer nor any of its Subsidiaries is subject to a Tax lien on any of its property or assets, except for current liens for Taxes nor yet due.

          (o) The reserve for Taxes set forth on the financial statements of Buyer contained in Buyer’s most recent Annual Report on Form 10-K is adequate for the payment of all material Taxes through the date thereof, and no material Taxes have been incurred since April 1, 2003 that were not incurred in the ordinary course of business.

     Section 4.9 Owned Property. Neither Buyer nor any of its Subsidiaries owns any real property. Buyer and its Subsidiaries have sufficient title to, or the right to use, all of their tangible properties and assets necessary to conduct their respective businesses as currently conducted, with such exceptions as, individually or in the aggregate, would not interfere with the current use of such properties or assets in such a manner as to be reasonably likely to have a Buyer Material Adverse Effect.

     Section 4.10 Material Contracts. Neither Buyer nor any of its Subsidiaries is a party to or bound by any (whether written or oral):

          (a) employment, severance or non-competition agreements;

          (b) operating lease, whether as lessor or lessee, with respect to any real property;

          (c) contract, whether as licensor or licensee, for the license of any patent, know-how, trademark, trade name, service mark, copyright, or other intangible asset (other than (i) non-negotiated licenses of commercially available computer software, and (ii) commercial software licenses related to the Buyer Software (as defined in Section 3.11(a)(iv)) entered into the ordinary course of business);

          (d) loan or guaranty agreement, indenture, or other instrument, contract, or agreement under which any money has been borrowed or loaned, which has not yet been repaid, or any note, bond, or other evidence of indebtedness has been issued and remains outstanding;

          (e) mortgage, security agreement, conditional sales contract, capital lease, or similar agreement that effectively creates a lien on any assets of Buyer or any of its Subsidiaries (other than any conditional sales contract, capital lease, or similar agreement that creates a lien only on tangible personal property);

          (f) contract restricting Buyer or any of its Subsidiaries in any material respect from engaging in business or from competing with any other parties;

          (g) plan of reorganization;

          (h) partnership or joint venture agreement;

          (i) collective bargaining agreement or agreement with any labor union or association representing the Buyer Employees;

          (j) contracts and other agreements for the sale of any of its material assets or properties or for the grant to any person of any preferential rights to purchase any of its material assets or properties other than in the ordinary course of business except for contracts or agreements pursuant to which the sale or purchase has been completed and there are no material obligations remaining;

          (k) material warehousing, distributorship, representative, marketing, sales agency or advertising agreements; or

          (l) “material contract” (as defined in Item 601(b)(10) of Regulation S-K of the SEC).

     All of the foregoing are collectively called “Buyer Material Contracts.” To the extent Buyer Material Contracts are evidenced by documents, true and complete copies have been delivered or made available to the Company. To the extent Buyer Material Contracts are not evidenced by documents, written summaries have been delivered or made available to the Company. Each Buyer Material Contract is in full force and effect, unless the failure of any Buyer Material Contracts to be in full force and effect has not had and would not be reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect. Neither Buyer nor any of its Subsidiaries nor, to the knowledge of Buyer, any other party is in breach of or in default under any of the Buyer Material Contracts, except for breaches or defaults that have not had and would not be reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

     Section 4.11 Intellectual Property.

          (a) Section 4.11(a) of the Buyer Disclosure Schedule contains a true, complete, and current list in all material respects of all of the patents and patent applications, invention disclosures, trademark/service mark applications and registrations, material common law marks, domain names, copyright applications and registrations, owned by or licensed to Buyer or its Subsidiaries and included in the Buyer Owned Intellectual Property and the Buyer Licensed Intellectual Property. Buyer or its Subsidiaries own all right, title, and interest in and to each item of Buyer Owned Intellectual Property, free and clear of any encumbrance, and Buyer’s or a Subsidiary’s ownership of the items listed or required to be listed in Section 4.11(a) of the Buyer Disclosure Schedule as being owned by Buyer or its Subsidiaries have been properly recorded (including (i) within the time periods set forth in the applicable laws, rules, or regulations that are required or recommended for achieving the maximum available benefit to the assignee and (ii) for all copyrights, in the manner required to give constructive notice under 17 U.S.C. § 205(c)) at the relevant patent, copyright, trademark, or other authority in all applicable jurisdictions.

          (b) Section 4.11(b) of the Buyer Disclosure Schedule lists all proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world), arbitrator, mediator, or other dispute-resolving entity related to any Buyer Owned Intellectual Property or, to the knowledge of Buyer, any Buyer Licensed Intellectual Property. No Buyer Owned Intellectual Property or Buyer Product, or, to the knowledge of Buyer, any Buyer Licensed Intellectual Property, is subject to any proceeding (excluding ex parte proceedings before examiners (i.e., not appeals) involving applications and rulemaking and similar administrative proceedings broadly applicable to similar intellectual property) or outstanding decree, order, judgment, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Buyer, or that may affect the validity, use, or enforceability of the Buyer Owned Intellectual Property or Buyer Licensed Intellectual Property.

          (c) Each item of Buyer Owned Intellectual Property is, and to the knowledge of Buyer, each item of Buyer Licensed Intellectual Property is, valid, enforceable, and subsisting. For each item of Intellectual Property listed or required to be listed in Section 4.11(a) of the Buyer Disclosure Schedule, all necessary registration, maintenance, and renewal fees due and payable before the Effective Time have been made, and all necessary documents and certificates in connection therewith have been filed with the relevant patent, copyright, trademark, or other authority in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Intellectual Property.

          (d) To the extent that any work, invention, data, information, or material has been developed or created by a third party for Buyer or its Subsidiaries and incorporated into the Buyer’s Products, Buyer Owned Intellectual Property or Buyer Licensed Intellectual Property, Buyer or such Subsidiary has a written agreement with the third party with respect thereto, and thereby has obtained ownership of, and is the exclusive owner of, or has a valid license to use, all of the Buyer’s Products, Buyer Owned Intellectual Property and Buyer Licensed Intellectual Property in such work, invention, data, information, or material by such agreement, by operation of law, or by valid assignment.

          (e) Except for commercial software licenses related to Buyer’s Products entered into in the ordinary course of business, none of Buyer or its Subsidiaries has sold, assigned, conveyed or otherwise transferred, by oral or written agreement, expressly or impliedly, any rights, title or interest in or to the Buyer Owned Intellectual Property.

          (f) Section 4.11(f) of the Buyer Disclosure Schedule lists all contracts, licenses, covenants not to sue, and agreements to which Buyer or any of its Subsidiaries is a party that are in effect as of the date of this Agreement (i) with respect to Intellectual Property licensed or offered to any third party (other than standard commercial software licenses related to the Buyer’s Products entered into in the ordinary course of business) or (ii) pursuant to which a third party has licensed or transferred any Intellectual Property to Buyer or its Subsidiaries, excluding off-the-shelf software purchased for less than $250,000 in the aggregate. The contracts, licenses, covenants not to sue, and agreements listed in Section 4.11(f) of the Buyer Disclosure Schedule are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, or suspension of those contracts, licenses, covenants not to sue, and agreements. Buyer and its Subsidiaries are in compliance with all of, and have not breached any term of, those contracts, licenses, covenants not to sue, and agreements and, to the knowledge of Buyer, all other parties to those contracts, licenses, covenants not to sue, and agreements are in compliance with, and have not breached any term of, those contracts, licenses, covenants not to sue, and agreements.

          (g) Section 4.11(g) of the Buyer Disclosure Schedule lists all contracts, licenses and agreements between Buyer or any of its Subsidiaries and any third party as of the date of this Agreement wherein or whereby Buyer or any of its Subsidiaries has agreed to, or assumed, any obligation or duty to warrant, indemnify, hold harmless or otherwise assume or incur any obligation or liability with respect to the infringement, misappropriation, or other violation by Buyer or any of its Subsidiaries or such third party of the Intellectual Property of any other third party (other than standard commercial software licenses related to the Buyer Software entered into in the ordinary course of business).

          (h) The operation of Buyer’s and its Subsidiaries’ business as currently conducted does not infringe, misappropriate, or otherwise violate, or cause or induce customers of Buyer or its Subsidiaries or its Subsidiaries or users of the Buyer’s Products to infringe, misappropriate, or otherwise violate, the Intellectual Property rights of any third party or constitute unfair competition or unfair trade practices under the laws of any jurisdiction. None of Buyer or its Subsidiaries have, in the six years preceding the date hereof, received any communications alleging any interference, opposition, cancellation, reexamination or other contest, proceeding, action, suit, hearing, investigation, charge, complaint, demand, notice, claim, dispute nor is any claim of infringement, misappropriation or other violation by Buyer or its Subsidiaries of any intellectual property or other proprietary rights of any other individual or entity pending or, to the knowledge of Buyer, threatened against Buyer or any of its Subsidiaries. None of Buyer or its Subsidiaries currently is evaluating any intellectual property of another person or entity (and have not conducted any such evaluations in the past) to determine whether a license thereof is necessary or desirable where the failure to obtain such a license would otherwise be reasonably expected to have a Buyer Material Adverse Effect. No governmental agency or authority has notified Buyer or any of its Subsidiaries that it is disputing Buyer’s or any of its Subsidiary’s right to obtain or continue registration of any Buyer Intellectual Property where Buyer or such Subsidiary has applied for such registration, except where such dispute has been resolved in favor of issuing or continuing such registration. All payments to governmental agencies required to maintain the effectiveness of any patents or any Buyer Owned Intellectual Property have been timely paid.

          (i) To the knowledge of Buyer, (i) no person is infringing, misappropriating, or otherwise violating any Buyer Owned Intellectual Property or, to the knowledge of Buyer, any of Buyer’s or its Subsidiary’s exclusive rights to any Buyer Licensed Intellectual Property, and (ii) there are no claims asserted against Buyer or its Subsidiaries or against any customer of Buyer, related to any product or service of Buyer or its Subsidiaries.

          (j) Buyer and its Subsidiaries have taken reasonable steps to protect their rights in the confidential information and trade secrets included in the Buyer Owned Intellectual Property or the Buyer Licensed Intellectual Property and any trade secrets or confidential information of third parties provided to Buyer or its Subsidiary’s. Without limiting the foregoing, Buyer and its Subsidiaries have and enforce a policy requiring each employee and contractor with access to any Buyer Owned Intellectual Property or Buyer Licensed Intellectual Property to execute a proprietary information/confidentiality/assignment of inventions agreement in Buyer’s standard form, which form has been provided to Buyer, and all current and former Employees and contractors of Buyers have executed such an agreement without exception or modification. To the knowledge of Buyer, no employee or consultant of Buyer or any of its Subsidiaries has caused any of Buyer’s or its Subsidiaries trade secrets or confidential information included in the Buyer Owned Intellectual Property or the Buyer Licensed Intellectual Property to become part of the public knowledge or literature, nor has Buyer or any of its Subsidiaries, or any of the employees or consultants of Buyer or any of its Subsidiaries permitted any such trade secrets or confidential information to be used, divulged or appropriated for the benefit of persons to the material detriment of Buyer or any of its Subsidiaries.

          (k) The use, maintenance, sale and licensing of the Buyer’s Products do not require any intellectual property rights other than the Buyer Owned Intellectual Property and the Buyer Licensed Intellectual Property.

          (l) The documentation and the source code with its embedded commentary, descriptions and indicated authorships, the specifications and the other informational materials that describe the operation, functions and technical characteristics applicable to the Buyer’s Products have been accurately compiled in accordance with standards generally practiced by companies whose principal business is creation or development of software and are sufficient to permit persons who are reasonably skilled and proficient in the design, manufacture and sale of software products as now being produced to continue the same in the ordinary course of business and to support and maintain the products and services and enforce their rights to control or prevent use of such Buyer’s Products by others. The Buyer’s Products under development by Buyer or its Subsidiaries are being developed in accordance with standards generally practiced by companies whose principal business is creation or development of software.

          (m) No Buyer Owned Intellectual Property has been escrowed or stored, or is required to be escrowed or stored, on behalf of or for the benefit of any person or entity. No person or entity other than Buyer and its Subsidiaries and its employees and consultants who have a “need to know” in connection with the performance of their duties to the Buyer or its Subsidiaries has access or rights to the source code of the Buyer’s Products.

     Section 4.12 Litigation. The Buyer Disclosure Schedule sets forth a list of all material pending litigation, arbitration, or administrative proceedings against Buyer or any of its

Subsidiaries as of the date of this Agreement. No litigation, arbitration, or administrative proceeding is pending or, to the knowledge of Buyer, threatened against Buyer or any of its Subsidiaries that, if decided adversely to such person, would be reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, or that seeks to enjoin or otherwise challenges the consummation of the transactions contemplated by this Agreement. Neither Buyer nor any of its Subsidiaries is specifically identified as a party subject to any material restrictions or limitations under any injunction, writ, judgment, order, or decree of any arbitrator, court, administrative agency, commission, or other governmental authority.

     Section 4.13 Permits, Licenses, Authorizations; Compliance with Laws. Each of Buyer and its Subsidiaries has all licenses, franchises, permits, and other governmental authorizations and approvals necessary to conduct its business, and neither Buyer nor any of its Subsidiaries is in violation of any such license, franchise, permit, or other governmental authorization or approval, or any statute, law, ordinance, rule, or regulation applicable to it or any of its properties, except where the failure to have any such license, franchise, permit, or other governmental authorization or approval, or the existence of any such violation, has not had and would not be reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect. No investigation or review by any governmental authority with respect to Buyer or any of its Subsidiaries is pending (other than with respect to Taxes, which are subject to the representations set forth in Section 4.8) or, to the knowledge of Buyer, threatened, and to the knowledge of Buyer, no governmental authority has indicated an intention to conduct any such investigation or review.

     Section 4.14 No Brokers or Finders. Except for RBC Dain Rauscher Inc. (pursuant to an engagement letter, a true and correct copy of which has been delivered to the Company), Buyer has not engaged any investment banker, broker, or finder in connection with the transactions contemplated hereby.

     Section 4.15 Benefit Plans.

          (a) Each Pension Plan, Welfare Plan and Benefit Plan, which is currently maintained by Buyer or any of its ERISA Affiliates or to which Buyer or any of its ERISA Affiliates currently contributes, or is under any current obligation to contribute, or under which Buyer or any of its ERISA Affiliates has any liability, contingent or otherwise (including any withdrawal liability within the meaning of Section 4201 of ERISA) (collectively, the “Buyer Employee Plans” and individually, a “Buyer Employee Plan”), and each management, employment, severance, consulting, non-compete, confidentiality, or similar agreement or contract between Buyer or any of its Subsidiaries and any Buyer Employee pursuant to which Buyer or any of its Subsidiaries has or may have any liability, contingent or otherwise (“Buyer Employee Agreement”), is listed in the Buyer Disclosure Schedule. True and complete copies have been delivered or made available to the Company of (i) all material documents embodying or relating to each Buyer Employee Plan and each Buyer Employee Agreement, including all amendments thereto, written interpretations thereof and trust or funding agreements or insurance policies with respect thereto; (ii) the two most recent annual actuarial valuations, if any, prepared for each Buyer Employee Plan; (iii) a statement of alternative form of compliance pursuant to DOL Regulation §2520.104-23, if any, filed for each Buyer Employee Plan which is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) for a select group of management or highly compensated employees; (iv) the most recent determination letter received from the IRS, if any, for each Buyer Employee Plan and related trust which is intended to satisfy the requirements of Section 401(a) of the Code; (v) if a Buyer Employee Plan is funded, the most recent annual and periodic accounting of Buyer Employee Plan assets; (vi) the most recent summary plan description together with all subsequent summaries of material modifications, if any, required under ERISA with respect to each Buyer Employee Plan; (vii) the three most recent annual reports (Series 5500 and all schedules thereto), if any, filed as required under ERISA, in connection with each Buyer Employee Plan or related trust; and (viii) a listing of each investment option offered to participants under each Pension Plan that allows for self-directed investments by participants. None of Buyer, Buyer Subsidiary or any of Buyer’s Subsidiaries or ERISA Affiliates has any plan or commitment, whether legally binding or not, to establish any new Buyer Employee Plan, to enter into any Buyer Employee Agreement or to modify or to terminate any Buyer Employee Plan or Buyer Employee Agreement (except to the extent required by law or to conform any such Buyer Employee Plan or Buyer Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to the Company, or as required by this Agreement), nor has any intention to do any of the foregoing been communicated to Buyer Employees.

          (b) Buyer and each of its ERISA Affiliates has made on a timely basis all contributions or payments required to be made by it under the terms of the Buyer Employee Plans, ERISA, the Code, or other applicable laws.

          (c) Each Buyer Employee Plan intended to qualify under Section 401 of the Code is, and since its inception has been, so qualified and a determination letter has been issued by the IRS to the effect that each such Buyer Employee Plan is so qualified and that each trust forming a part of any such Buyer Employee Plan is exempt from tax pursuant to Section 501(a) of the Code and, to the knowledge of Buyer, no circumstances exist which would be reasonably likely to affect adversely this qualification or exemption, including any failure to timely adopt any amendment required by the IRS as a condition of qualification under Section 401(a) of the Code.

          (d) Each Buyer Employee Plan (and any related trust or other funding instrument) has been established, maintained, and administered in all material respects in accordance with its terms and in both form and operation is in compliance in all material respects with the applicable provisions of ERISA, the Code, and other applicable laws, statutes, orders, rules and regulations (other than adoption of any plan amendments for which the deadline has not yet expired), and all reports required to be filed with any governmental agency with respect to each Buyer Employee Plan have been timely filed, other than filings that are inconsequential.

          (e) There is no litigation, arbitration, audit or investigation or administrative proceeding pending or, to the knowledge of Buyer, threatened against Buyer or any of its ERISA Affiliates or, to the knowledge of Buyer, any plan fiduciary by the IRS, the DOL, the PBGC, or any participant or beneficiary with respect to any Buyer Employee Plan as of the date of this Agreement. No event or transaction has occurred with respect to any Buyer Employee Plan that would result in the imposition of any material tax under Chapter 43, 46 or 47 of Subtitle D of the Code. Neither Buyer nor any of its ERISA Affiliates nor, to the knowledge of Buyer, any plan fiduciary of any Pension Plan or Welfare Plan maintained by Buyer or its Subsidiaries has engaged in any transaction in violation of Section 406(a) or (b) of ERISA for which no exemption exists under Section 408 of ERISA (including any prohibited transaction class exemption issued by the DOL) or any “prohibited transaction” (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under Section 4975(c)(2) or 4975(d) of the Code, or is subject to any material excise tax imposed by the Code or ERISA with respect to any Buyer Employee Plan.

          (f) Each Buyer Employee Plan (other than Buyer Employee Agreements) can be amended, terminated or otherwise discontinued without liability to Buyer, any of its Subsidiaries or any of its ERISA Affiliates, other than for benefits accrued to date and administrative costs.

          (g) No liability under any Buyer Employee Plan has been funded, nor has any such obligation been satisfied with the purchase of a contract from an insurance company as to which Buyer or any of its Subsidiaries has received notice that such insurance company is insolvent or is in rehabilitation or any similar proceeding.

          (h) No liability for non-qualified deferred compensation under any Buyer Employee Plan or Buyer Employee Agreement is funded through any of (i) the purchase of corporate owned life insurance (COLI), (ii) a “secular” trust, (iii) a “rabbi” trust that is irrevocable or otherwise provides restrictions on the return of assets to the Buyer, or (iv) any off-shore funding arrangement. Neither the Buyer nor any of its Subsidiaries contributes to any split-dollar life insurance on the life of any Buyer Employee.

          (i) Neither the Buyer nor any of its ERISA Affiliates currently maintains, nor at any time in the previous six calendar years maintained or had an obligation to contribute to, any defined benefit pension plan subject to Title IV of ERISA, or any “multiemployer plan” as defined in Section 3(37) of ERISA.

          (j) None of Buyer or any of its Subsidiaries or ERISA Affiliates (i) maintains or contributes to any Buyer Employee Plan which provides, or has any liability to provide, life insurance, medical, severance or other employee welfare benefits to any Buyer Employee (or beneficiary of such employee) upon his retirement or termination of employment, except as may be required by Section 4980B of the Code; or (ii) has ever represented, promised or contracted (whether in oral or written form) to any Buyer Employee (either individually or to Buyer Employees as a group) that such Buyer Employee(s) (or beneficiary of such employee) would be provided with life insurance, medical, severance or other employee welfare benefits upon their retirement or termination of employment, except to the extent required by Section 4980B of the Code.

          (k) The execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Buyer Employee Plan, Buyer Employee Agreement, trust or loan that will or may result in aggregate payments in excess of $25,000 (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Buyer Employee, or (ii) result in the triggering or imposition of any restrictions or limitations on the right of Buyer or the Company to amend or terminate any Buyer Employee Plan and receive the full amount of any excess assets remaining or resulting from such amendment or termination, subject to applicable taxes, or (iii) results in any “rabbi” trust becoming irrevocable or subject to any restrictions on the return of assets to the Buyer.

          (l) There is no commitment covering any Buyer Employee that, individually or in the aggregate, would be reasonably likely to give rise to the payment of any amount that would result in a material loss of tax deductions pursuant to Section 162(m) of the Code.

          (m) Buyer and each of its Subsidiaries (i) is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations (domestic and foreign) respecting employment, employment practices, labor, terms and conditions of employment and wages and hours, in each case, with respect to Buyer Employees; (ii) is not liable for any arrears of wages or any penalty for failure to comply with any of the foregoing; and (iii) is not liable for any material past due payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits for Buyer Employees.

          (n) No work stoppage or labor strike against Buyer or any of its Subsidiaries by Buyer Employees is pending or threatened. Neither Buyer nor any of its Subsidiaries (i) is involved in or threatened with any labor dispute, grievance, or litigation relating to labor matters involving any Buyer Employees, including violation of any federal, state or local labor, safety or employment laws (domestic or foreign), charges of unfair labor practices or discrimination complaints, other than such disputes, grievances or litigation that are inconsequential; (ii) has engaged in any unfair labor practices within the meaning of the National Labor Relations Act or the Railway Labor Act; or (iii) is presently, nor has been in the past six years a party to, or bound by, any collective bargaining agreement or union contract with respect to Buyer Employees and no such agreement or contract is currently being negotiated by Buyer or any of its affiliates. No Buyer Employees are currently represented by any labor union for purposes of collective bargaining and, to the knowledge of Buyer, no activities the purpose of which is to achieve such representation of all or some of such Buyer Employees are threatened or ongoing.

     Section 4.16 Environmental Matters.

          (a) No Hazardous Substances have been released, emitted or disposed of, or otherwise deposited, on or in any of the real property in which Buyer or its Subsidiaries has any interest, whether as fee owner, lessee or otherwise (“Buyer Real Property”), by Buyer or its Subsidiaries or, to the knowledge of Buyer and its Subsidiaries, by any other person or entity that have been in quantities, or involved methods of containment or use, that violate any Environmental Laws (defined below), or that created any liability or other obligation of Buyer or its Subsidiaries.

          (b) No Buyer Real Property is being used, or, to the knowledge of Buyer or its Subsidiaries, has ever been used, in connection with the business of manufacturing, storing, transporting, handling, disposing or treating Hazardous Substances.

          (c) Buyer and its Subsidiaries have not generated or transported any Hazardous Substances at any time that have been transported to or disposed of in any landfill or other facility, which transportation or disposal (under laws applicable as of the date hereof to the landfill or other facility) could create liability to any unit of government or any third party.

          (d) There is no Environmental Claim pending or, to the knowledge of Buyer or its Subsidiaries, threatened against Buyer or its Subsidiaries or against any person or entity whose liability for such Environmental Claim Buyer or its Subsidiaries have or may have retained or assumed either contractually or by operation of law.

          (e) Buyer and its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws. There are no circumstances that may prevent or interfere with compliance in all material respects in the future, including any failure to make a timely application or submission for renewal of a permit or other license. No permits or other governmental authorizations are currently held by Buyer or its Subsidiaries pursuant to any Environmental Laws.

     Section 4.17 Insurance. The Buyer Disclosure Schedule contains a list of all material insurance policies maintained by Buyer and its Subsidiaries as of the date of this Agreement, together with a brief description of the coverages afforded thereby. All of such insurance policies are in full force and effect and neither Buyer nor its Subsidiaries have received any notice of cancellation or termination with respect to any material insurance policy of Buyer or its Subsidiaries.

     Section 4.18 Opinion of Financial Adviser. Buyer’s Board of Directors has received the opinion of RBC Dain Rauscher Inc. to the effect that, as of the date of this Agreement, the consideration to be paid by Buyer in the Merger is fair to Buyer’s shareholders from a financial point of view.

     Section 4.19 Related-Party Transactions. No stockholder, officer, director, or employee of Buyer or any of its Subsidiaries nor any member of any such person’s immediate family (each, a “Buyer Related Party”) is presently, or within the past five years has been, a party to any transaction with Buyer or any of its Subsidiaries (a) providing for the furnishing of services by, (b) providing for the rental of real or personal property from, or (c) otherwise requiring payments to (other than for services as officers, directors, or employees Buyer or any of its Subsidiaries) any such Buyer Related Party or any entity in which any such Buyer Related Party has an interest.

     Section 4.20 Voting Agreements. Buyer has delivered to the Company an agreement (each a “Buyer Stockholder Agreement”), in substantially the form of Exhibit E, executed by each of the persons owning shares of Buyer Common Stock listed on Schedule 4.20 of the Buyer Disclosure Schedule (the “Named Buyer Stockholders”), dated the date of this Agreement, and irrevocable proxies granting to the Company, pursuant to the terms of the Buyer Stockholder Agreement, the right to vote all of the Buyer Common Stock of the Named Buyer Stockholders in favor of the Share Issuance.

     Section 4.21 Board Approval. The Board of Directors of Buyer (i) has approved this Agreement and the Merger, (ii) determined that this Agreement and the Merger are advisable and in the best interests of its shareholders and are on terms that are fair to such shareholders and (iii) will recommended that the shareholders of Buyer approve the Share Issuance. The Board of Directors of Buyer Subsidiary (i) has approved this Agreement and the Merger and (ii) determined that this Agreement and the Merger are advisable and in the best interests of its shareholder and are on terms that are fair to such shareholder. Buyer, as the sole shareholder of Buyer Subsidiary, will vote its shares of Buyer Subsidiary common stock to approve this Agreement and the Merger.

     Section 4.22 Material Misstatements or Omissions. The representations and warranties made by Buyer and Buyer Subsidiary in this Agreement, the statements made in any Schedules, including the Buyer Disclosure Schedule, or certificates furnished by Buyer and Buyer Subsidiary pursuant to this Agreement, and the statements made by Buyer and Buyer Subsidiary in any documents mailed, delivered or furnished to the stockholders of Buyer or the Company in connection with soliciting their proxy or consent to this Agreement and the Merger, do not contain and will not contain, as of their respective dates and as of the Effective Time, any untrue statement of a material fact, nor do they omit or will they omit, as of their respective dates and as of the Effective Time, to state any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

ARTICLE V—OPERATION OF BUSINESS OF THE COMPANY UNTIL EFFECTIVE TIME

     Section 5.1 Preservation of Business. From the date hereof to the Effective Time, the Company will, and will cause each of its Subsidiaries to, exercise reasonable best efforts to preserve intact in all material respects its assets, technology and business organization, maintain its rights and franchises, keep available for itself and the Surviving Corporation the services of its present officers and key employees, and preserve its present relationships with customers, suppliers, regulators, licensors, licensees, lessors, distributors and other persons having significant business dealings with the Company or any of its Subsidiaries, except as otherwise consented to in writing by Buyer (which consent or declination to consent shall not be unreasonably delayed or withheld).

     Section 5.2 Ordinary Course. From the date hereof to the Effective Time, the Company will, and will cause each of its Subsidiaries to, conduct its business and operations in the ordinary and usual course consistent with past practice, except as otherwise required or expressly contemplated by this Agreement or consented to in writing by Buyer (which consent or declination to consent shall not be unreasonably delayed or withheld).

     Section 5.3 Negative Covenants of the Company. Except as otherwise required or expressly contemplated by this Agreement or consented to in writing by Buyer (which consent or declination to consent shall not be unreasonably delayed or withheld), the Company will not and will not permit any of its Subsidiaries, from the date hereof until the Effective Time, to:

          (a) split, combine, or reclassify any shares of its capital stock or make any other changes in its equity capital structure;

          (b) purchase, redeem, or otherwise acquire, directly or indirectly, any shares of its capital stock or any options, rights, or warrants to purchase any such capital stock or any securities convertible into or exchangeable for any such capital stock, other than in connection with the repurchase at cost of unvested shares of restricted company stock issued pursuant to agreements in effect as of the date of this Agreement;

          (c) declare, set aside, or pay any dividend or make any other distribution in respect of shares of its capital stock;

          (d) amend its charter, bylaws, or similar organizational documents;

          (e) issue any shares of its capital stock or any options, rights, or warrants to purchase any such capital stock or any securities convertible into or exchangeable for any such capital stock, except for issuances of shares of Company Common Stock upon the exercise of any options or of any Company Rights under the Company Rights Agreement or options granted under Company Option Plans at exercise prices not less that the closing price of the Company Common Stock on the date of grant to new hires or to existing employees in connection with any adjustments or promotions on a basis consistent with the past practices of the Company up to an aggregate maximum of 100,000 shares subject to such new options, or designate any class or series of capital stock from its authorized but undesignated preferred stock;

          (f) purchase any capital assets or make any capital expenditures in excess of $100,000 in the aggregate, purchase any business, purchase any stock of any corporation, or merge or consolidate with any person;

          (g) sell, lease, license, encumber or otherwise dispose of any assets or properties, other than in the ordinary course of business consistent with past practice, which sales, leases, licenses, encumbrances or other dispositions of assets, in any event, are not material to the Company and its Subsidiaries, taken as a whole;

          (h) incur, assume, or guarantee any indebtedness for money borrowed other than intercompany indebtedness or trade payables arising in the ordinary course of business consistent with past practices;

          (i) enter into any new Benefit Plan or program or severance or employment agreement, modify in any respect any existing Benefit Plan or program (except as required by law) or any existing employment or severance agreement, or, except as required under existing agreements or in the ordinary course of business consistent with past practices, grant any increases in compensation or benefits to any Company Employee, officer or director;

          (j) enter into any collective bargaining agreement or enter into any substantive negotiations with respect to any collective bargaining agreement, except as required by law;

          (k) change or modify in any material respect any existing accounting method, principle, or practice, other than as required by GAAP;

          (l) enter into any new Company Material Contract (other than in the ordinary course of business consistent with past practice), or modify in any respect adverse to the Company or any of its Subsidiaries any existing Company Material Contract;

          (m) (i) pay, discharge, settle or satisfy any material claims against the Company or its Subsidiaries (including claims of stockholders), liabilities or obligations (whether absolute, accrued, contingent or otherwise), other than (x) the payment, discharge, settlement or satisfaction of such claim, liability or obligation in the ordinary course of business consistent with past practice, (y) modifications, refinancings or renewals of existing indebtedness as permitted by the terms thereof as in effect on the date of this Agreement, or (z) the payment, discharge, settlement or satisfaction of claims, liabilities or obligations reflected or reserved against in the most recent audited financial statements (or the notes thereto) of the Company included in the Company SEC Reports (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, or (ii) waive, release, grant or transfer any right of material value, other than in the ordinary course of business consistent with past practice;

          (n) enter into any agreement with any of their respective affiliates (other than wholly owned Subsidiaries of the Company);

          (o) (i) relinquish, waive or release any material contractual or other right or claim of the Company or its Subsidiaries, or (ii) knowingly dispose of or permit to lapse any rights in any material Company Intellectual Property or knowingly disclose to any person not an employee of, or consultant or adviser to, the Company or any of its Subsidiaries of the Company or otherwise knowingly dispose of any trade secret, process or know-how not a matter of public knowledge prior to the date of this Agreement, except pursuant to judicial order or process or commercially reasonable disclosures in the ordinary course of business consistent with past practice or pursuant to any existing contract or agreement;

          (p) except pursuant to the fiduciary duties of the Board of Directors of the Company as set forth in Sections 7.1(a) and (b), or as expressly permitted pursuant to Sections 7.2 or 9.1, take any action or omit to take any action that would or is reasonably likely to (i) result in any of the conditions to the Merger set forth in Article VIII not being satisfied, or (ii) prevent, materially delay or materially impede the consummation of the Merger; or

          (q) enter into any commitment to do any of the foregoing.

     Section 5.4 Tax Covenant. From the date hereof to the Effective Time, the Company agrees, as to itself and its Subsidiaries, that each of them (i) will not, except in the ordinary course of business consistent with past practice, make any material Tax election or settle or compromise any Tax liabilities that, individually or in the aggregate, are material to the Company or any of its Subsidiaries, and (ii) will promptly notify the Buyer of the making of any request for extension of the time within which to file any federal income Tax Return for that entity.

     Section 5.5 Third-Party Consents. The Company shall, and shall cause its Subsidiaries to, use reasonable efforts, consistent with United States and foreign laws, to obtain any third-party consents necessary or desirable to consummate the Merger. The Company shall promptly notify Buyer of any failure or prospective failure to obtain any such consents and, if requested, shall provide copies of all consents obtained to Buyer.

ARTICLE VI—OPERATION OF BUSINESS OF BUYER UNTIL EFFECTIVE TIME

     Section 6.1 Preservation of Business. From the date hereof to the Effective Time, Buyer will, and will cause each of its Subsidiaries to, exercise reasonable best efforts to preserve intact in all material respects its assets, technology and business organization, maintain its rights and franchises, keep available for itself the services of its present officers and key employees, and preserve its present relationships with customers, suppliers, regulators, licensors, licensees, lessors, distributors and other persons having significant business dealings with Buyer or any of its Subsidiaries, except as otherwise consented to in writing by the Company (which consent or declination to consent shall not be unreasonably delayed or withheld).

     Section 6.2 Ordinary Course. From the date hereof to the Effective Time, Buyer will, and will cause each of its Subsidiaries to, conduct its business and operations in the ordinary and usual course consistent with past practice, except as otherwise required or expressly contemplated by this Agreement or consented to in writing by the Company (which consent or declination to consent shall not be unreasonably delayed or withheld).

     Section 6.3 Negative Covenants of Buyer. Except as otherwise required or expressly contemplated by this Agreement or consented to in writing by the Company (which consent or declination to consent shall not be unreasonably delayed or withheld), Buyer will not and will not permit any of its Subsidiaries, from the date hereof until the Effective Time, to:

          (a) split, combine, or reclassify any shares of its capital stock or make any other changes in its equity capital structure;

          (b) purchase, redeem, or otherwise acquire, directly or indirectly, any shares of its capital stock or any options, rights, or warrants to purchase any such capital stock or any securities convertible into or exchangeable for any such capital stock;

          (c) declare, set aside, or pay any dividend or make any other distribution in respect of shares of its capital stock;

          (d) amend its charter, bylaws, or similar organizational documents;

          (e) purchase any material business, purchase a material amount of assets or stock of any corporation, or merge or consolidate with any person;

          (f) sell, lease, license, encumber or otherwise dispose of any assets or properties, other than in the ordinary course of business consistent with past practice, which sales, leases, licenses, encumbrances or other dispositions of assets other than inventory, in any event, are not material to Buyer and its Subsidiaries, taken as a whole;

          (g) change or modify in any material respect any existing accounting method, principle, or practice, other than as required by GAAP;

          (h) except as expressly permitted pursuant to Section 9.1, take any action or omit to take any action that would or is reasonably likely to (i) result in any of the conditions to the Merger set forth in Article VIII not being satisfied, or (ii) prevent, materially delay or materially impede the consummation of the Merger;

          (i) knowingly take any action that would result in a failure to maintain trading of Buyer Common Stock on the Nasdaq National Market;

          (j) issue, or enter into an agreement to issue, a material amount of debt or equity securities in any transaction that would be reasonably likely to materially delay the Closing; or

          (k) enter into any commitment to do any of the foregoing.

     Section 6.4 Tax Covenant. From the date hereof to the Effective Time, Buyer agrees, as to itself and its Subsidiaries, that each of them (i) will not, except in the ordinary course of business consistent with past practice, make any material Tax election or settle or compromise any Tax liabilities that, individually or in the aggregate, are material to Buyer or any of its Subsidiaries, and (ii) will promptly notify the Company of the making of any request for extension of the time within which to file any federal income Tax Return for that entity.

     Section 6.5 Third-Party Consents. Buyer shall, and shall cause its Subsidiaries to, use reasonable efforts, consistent with United States and foreign laws, to obtain any third-party consents necessary or desirable to consummate the Merger. Buyer shall promptly notify the Company of any failure or prospective failure to obtain any such consents and, if requested, shall provide copies of all consents obtained to the Company.

ARTICLE VII—ADDITIONAL AGREEMENTS

     Section 7.1 Shareholders’ Meetings; Registration Statement and Joint Proxy Statement.

          (a) The Company shall cause a special meeting of its stockholders (the “Company Stockholders Meeting”) to be duly called and held as soon as reasonably practicable after the effectiveness of the Registration Statement (as defined in Section 7.1(b)) under the Securities Act for the purpose of voting on the approval of (i) this Agreement and the Merger, and (ii) the amendment and restatement of the Certificate of Designation of Series A-1 Convertible Preferred Stock relating to the Company Series A-1 Preferred Stock in the form of Exhibit F (together, the “Company Stockholder Proposals”) by (x) the holders of the Company Common Stock and the holders of the Company Series A-1 Preferred Stock, voting together as a single class, and (y) the holders of the Company Series A-1 Preferred Stock, voting separately as a class, respectively. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Stockholders Meeting (i) to the extent necessary to ensure that any necessary supplement or amendment to the Registration Statement and/or the Joint Proxy Statement is provided to the Company’s stockholders in advance of the vote on the Company Stockholder Proposals or (ii) if at the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Registration Statement and the Joint Proxy Statement) there are insufficient shares represented, either in person or by proxy, to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting. Buyer shall cause a special meeting of its shareholders (the “Buyer Shareholders Meeting”) to be duly called and held as soon as reasonably practicable after the effectiveness of the Registration Statement for the purpose of voting on the approval of the issuance of shares of Buyer Common Stock in the Merger as contemplated by this Agreement (the “Share Issuance”). The Company Stockholders Meeting and the Buyer Shareholders Meeting are referred to together as the “Shareholder Meetings.” Notwithstanding anything to the contrary contained in this Agreement, Buyer may adjourn or postpone the Buyer Shareholders Meeting (i) to the extent necessary to ensure that any necessary supplement or amendment to the Registration Statement and/or the Joint Proxy Statement is provided to the Buyer’s shareholders in advance of the vote on the Share Issuance or (ii) if at the time for which the Buyer Shareholders Meeting is originally scheduled (as set forth in the Registration Statement and the Joint Proxy Statement) there are insufficient shares represented, either in person or by proxy, to constitute a quorum necessary to conduct the business of the Buyer Shareholders Meeting. The Board of Directors of the Company shall recommend to the Company’s stockholders that they vote in favor of approval of the Company Stockholder Proposals and shall not (i) withdraw, modify or qualify in any manner adverse to Buyer such recommendation or (ii) take any action or make any statement in connection with the Company Stockholder Meeting inconsistent with such recommendation; provided, however, that the Board of Directors of the Company (i) shall not be obligated to recommend approval of the Company Stockholder Proposals to its stockholders if the Company has received a Company Superior Third-Party Acquisition Offer (defined in Section 7.2(a)) and the Board of Directors of the Company, in the good faith exercise of its fiduciary duties, after consultation with its outside legal counsel, shall determine that it wishes to recommend approval of the Company Superior Third-Party Acquisition Offer, and, therefore, that the recommendation of the Company Stockholder Proposals should not be made, and (ii) may make any statement required by Rules 14d-9 or 14e-2 promulgated under the Exchange Act with regard to any tender or exchange offer. Any disclosure that the Company’s Board of Directors may be required to make in the good faith exercise of its fiduciary duties in connection with a Third-Party Acquisition Offer or otherwise in order to comply with Rules 14d-9 or 14e-2 will not constitute a violation of this Agreement. The Board of Directors of Buyer shall recommend to Buyer’s shareholders that they vote in favor of approval of the Share Issuance and shall not (i) withdraw, modify or qualify in any manner adverse to the Company such recommendation or (ii) take any action or make any statement in connection with the Buyer Shareholder Meeting inconsistent with such recommendation; provided, however, that, with respect to clause (ii) of this sentence, Buyer’s Board of Directors may evaluate whether to make and may make any statement required by Rules 14d-9 or 14e-2 promulgated under the Exchange Act with regard to any tender or exchange offer.

          (b) The Company and Buyer, as promptly as reasonably practicable following the execution of this Agreement, shall prepare and file with the SEC a proxy statement, together with a form of proxy, with respect to the Company Stockholders Meeting and the Buyer Shareholders Meeting (such proxy statement, together with any amendments thereof or supplements thereto, being called the “Joint Proxy Statement”). Buyer, as promptly as reasonably practicable following the execution of this Agreement, shall prepare and file with the SEC a Registration Statement on Form S-4 in connection with the issuance of shares of Buyer Common Stock in the Merger (the “Registration Statement”), in which the Joint Proxy Statement will be included as a prospectus. The Company and Buyer (i) shall use reasonable best efforts to have the Joint Proxy Statement cleared by the SEC and the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and (ii) as soon as reasonably practicable thereafter, shall cause copies of the Joint Proxy Statement and form of proxy to be mailed to their respective shareholders in accordance with applicable provisions of law. The Joint Proxy Statement and form of proxy shall comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder. Each of Buyer and the Company shall, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise each other of any oral comments with respect to the Joint Proxy Statement or the Registration Statement received from the SEC. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement and the Registration Statement prior to filing such with the SEC and will provide each other with a copy of all such filings with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement or the Registration Statement shall be made without the approval of both Buyer and the Company; provided, however, that, with respect to documents filed by a party hereto that are incorporated by reference in the Registration Statement or Joint Proxy Statement, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations; and, provided further, that the Company, in connection with a Company Superior Third-Party Acquisition Offer, may amend or supplement the Joint Proxy Statement or Registration Statement (including by incorporation by reference) to reflect any change in the recommendation of the Company’s Board of Directors in connection therewith, and in such event, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, and shall be subject to the right of each party of have its Board of Directors’ deliberations and conclusions accurately described. After the delivery to the Company’s and Buyer’s shareholders of copies of the Joint Proxy Statement and form of proxy, the Company and Buyer shall use reasonable best efforts to solicit proxies in connection with the Company Stockholders Meeting and the Buyer Shareholders Meeting, respectively, in favor of, in the case of the Company, approval of the Company Stockholder Proposals and, in the case of Buyer, approval of the Share Issuance, unless, in the case of the Company, the Company has received a Company Superior Third-Party Acquisition Offer and the Board of Directors of the Company determines, in the good-faith exercise of its fiduciary duties, after consultation with its outside legal counsel, that it wishes to recommend approval of the Company Superior Third-Party Acquisition Offer, and, therefore, that such solicitation should not be made. The Registration Statement shall comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations of the SEC promulgated thereunder. Each party hereto will advise the other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the Buyer Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement. If, at any time prior to the Effective Time, any information relating to Buyer or the Company, or any of their respective Subsidiaries or affiliates, officers or directors, is discovered by Buyer or the Company and such information should be set forth in an amendment or supplement to any of the Registration Statement or the Joint Proxy Statement so that any of such documents would not include any misstatements of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party hereto discovering such information shall promptly notify the other parties hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the shareholders of Buyer and the Company. Buyer shall also take any commercially reasonable action, if any, required to be taken under any applicable state securities laws in connection with the issuance of the Buyer Common Stock in the Merger and upon the exercise of Replacement Options, and the Company shall furnish all information concerning the Company and the holders of its equity securities as may be reasonably requested by Buyer in connection with any such action.

          (c) The Company and Buyer each shall engage a nationally recognized proxy solicitor (that is reasonably acceptable to the other) to solicit proxies in connection with the special meeting of its shareholders in favor of approval of, in the case of the Company, the Company Stockholder Proposals, and, in the case of Buyer, the Share Issuance.

          (d) The Company and Buyer will coordinate and cooperate with respect to the timing of the shareholder approvals and will use reasonable efforts to hold the Shareholder Meetings on the same day and to secure such approvals as soon as practicable after the date on which the Registration Statement becomes effective. Notwithstanding any other provision of this Agreement, if (i) the Company Stockholders Meeting is scheduled to be held after the end of a fiscal quarter of Buyer, and (ii) Buyer has not publicly announced its financial results for such fiscal quarter, the Company may delay the Company Stockholders Meeting until it has received, in accordance with the Confidentiality Agreement (defined in Section 7.2(a)(ii)), reasonably detailed financial results of Buyer for such quarter. Notwithstanding any other provision of this Agreement, if (i) the Buyer Shareholders Meeting is scheduled to be held after the end of a fiscal quarter of the Company, and (ii) the Company has not publicly announced its financial results for such fiscal quarter, Buyer may delay the Buyer Shareholders Meeting until it has received, in accordance with the Confidentiality Agreement, reasonably detailed financial results of the Company for such quarter.

     Section 7.2 No Shopping.

          (a) From the date hereof until the Effective Time, the Company and its Subsidiaries will not, and will not permit any officer, director, financial adviser, or other agent or representative of the Company or its Subsidiaries, directly or indirectly, to:

               (i) take any action to seek, encourage, initiate or solicit any offer from any person or group to acquire any shares of capital stock of the Company or any of its Subsidiaries, to merge or consolidate with the Company or any of its Subsidiaries, or to otherwise acquire, except to the extent not prohibited by Section 5.3, any significant portion of the assets of the Company and its Subsidiaries, taken as whole (a “Company Third-Party Acquisition Offer”), or

               (ii) except to the extent the Board of Directors of the Company determines is required in the good faith exercise of its fiduciary duties after consultation with its outside legal counsel, engage in discussions or negotiations concerning a Company Third-Party Acquisition Offer with any person or group, or disclose non-public financial information relating to the Company or any of its Subsidiaries or any confidential or proprietary trade or business information relating to the business of the Company or any of its Subsidiaries, or afford access to the properties, books, or records of the Company or any of its Subsidiaries, or otherwise cooperate in any way with, any person or group that the Company has reason to believe is considering a Company Third-Party Acquisition Offer; provided that (A) before furnishing such non-public information or access to such person or group, the Company’s Board of Directors shall receive from such person an executed confidentiality agreement that is no less favorable to the Company than the Mutual Non-Disclosure Agreement dated September 21, 2003 between the Company and Buyer (the “Confidentiality Agreement”), and all information provided to such person or group shall be provided on a substantially concurrent basis to Buyer, and (B) before entering into discussions or negotiations with such person or group, the Company’s Board of Directors shall have determined in good faith, after consultation with its outside legal counsel and financial adviser, that such Company Third-Party Acquisition Offer is reasonably likely to be more favorable to the Company’s stockholders than the Merger and for which financing, to the extent required, is committed or, in the good-faith judgment of the Company’s Board of Directors, is reasonably capable of being obtained by the third party (a “Company Superior Third-Party Acquisition Offer”).

          (b) In addition to the obligations of the Company set forth above, the Company promptly shall advise Buyer orally and in writing of any Company Third-Party Acquisition Offer or any inquiry or request for information that the Company reasonably believes could lead to or contemplates a Company Third-Party Acquisition Offer and the terms and conditions thereof, including the identity of the offeror or person making the request or inquiry, and the Company shall keep Buyer informed in all material respects of the status and details thereof (including changes or amendments thereto).

          (c) Nothing in this Section 7.2 shall operate to hinder or prevent the Company from fully complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to a Company Third-Party Acquisition Offer.

          (d) The Company shall not release any third party from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another person who has made, or who is reasonably likely to make, a Company Third-Party Acquisition Offer, unless the Company’s Board of Directors determines in good faith, after consultation with its outside legal counsel, that such action is necessary for the Board of Directors to comply with its fiduciary duties to Company stockholders under Delaware law. Notwithstanding anything stated in this Section 7.2(d), the Company need not refuse a request from any person who has signed a standstill agreement with the Company to make a Company Third-Party Acquisition Offer to the Chief Executive Officer or the Board of Directors of the Company if the Board of Directors determines in good faith, after consultation with its outside legal counsel, that such action is necessary for the Board of Directors to comply with its fiduciary duties to Company stockholders under Delaware law.

     Section 7.3 Access to Information. From the date hereof until the Effective Time, the Company and Buyer will each give the other and its respective counsel, financial advisers,

auditors, and other authorized representatives reasonable access to its and its Subsidiaries’ offices, properties, books, and records at all reasonable times and upon reasonable notice, and will instruct its and its Subsidiaries’ employees, counsel, financial advisers, and auditors to cooperate with the other and each such representative in all reasonable respects in its investigation of the business of Buyer and the Company, as the case may be, and each such representative will conduct such investigation in a manner as not to unreasonably interfere with the operations of the other and its Subsidiaries and will take all reasonable precautions to protect the confidentiality of any information of the other and its Subsidiaries disclosed to such persons during such investigation, in all cases in accordance with the terms and conditions of the Confidentiality Agreement.

     Section 7.4 Amendment of the Company’s Employee Plans. The Company will, effective at or immediately before the Effective Time, cause any Company Employee Plans that are required to be amended, to the extent, if any, reasonably requested by Buyer, for the purpose of permitting such Company Employee Plan to continue to operate in conformity with ERISA and the Code following the Merger or to terminate any such Company Employee Plans prior to the Merger if requested by Buyer.

     Section 7.5 Certain Resignations. The Company will use reasonable efforts to assist Buyer in procuring the resignation, effective as of the Effective Time, of all of the members of the Boards of Directors of the Company and its Subsidiaries.

     Section 7.6 Confidentiality Agreements. The Confidentiality Agreement shall remain in full force and effect until the Effective Time. Until the Effective Time, the Company and Buyer shall comply with the terms of the Confidentiality Agreement.

     Section 7.7 Employee Benefits. From and after the Effective Time, for purposes of determining eligibility, vesting, entitlement to any service-based matching contribution under any 401(k) plan and entitlement to vacation and severance benefits for employees actively employed full-time by the Company or any of its Subsidiaries immediately before the Effective Time under any compensation, stock purchase, severance, welfare, pension, benefit, or savings plan of the Surviving Corporation, Buyer, or any of its Subsidiaries in which active full-time employees of the Company and its Subsidiaries become eligible to participate, service with the Company or any of its Subsidiaries (whether before or after the Effective Time) shall be credited as if such service had been rendered to the Surviving Corporation, Buyer, or such Subsidiary. Following the Effective Time, Buyer shall arrange for participants in the Company Employee Plans (the “Company Participants”) who become employees of the Buyer, or a Subsidiary of the Buyer, at the Effective Time, and their dependents, to participate in Buyer’s Benefit Plans on, or as soon as reasonable practicable after, the Effective Time under the same terms and conditions as similarly situated persons who were employees of the Buyer or Subsidiary before the Effective Time. If applicable and to the extent possible under any Buyer Welfare Plan that provided any health benefit, Buyer shall cause any and all pre-existing condition limitations, actively at work or similar requirements, eligibility waiting periods and evidence of insurability requirements under such plan to be waived with respect to such Company Participants and their eligible dependents and shall provide them with credit for any co-payments, deductibles, and offsets (or similar payments) made during the plan year including the Effective Time for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under such Buyer Welfare Plan in which they are eligible to participate after the Effective Time.

     Section 7.8 Indemnification. All rights to indemnification, expense advancement, and exculpation existing in favor of any present or former director, officer, or employee of the Company or any of its Subsidiaries as provided in the charter, bylaws, or similar organizational documents of the Company or any of its Subsidiaries or by law or written agreement or resolution as in effect on the date hereof shall survive the Merger for a period of six years after the Effective Time whether or not pertaining to any matter existing or occurring at or prior to the Effective Time and whether or not asserted or claimed prior to, or at, or after the Effective Time (or, in the event any relevant claim is asserted or made within such six-year period, until final disposition of such claim) , including claims based in whole or in part on or arising in whole or in part out of or pertaining to this Agreement or the transactions contemplated hereby, and no action taken during such period shall be deemed to diminish the obligations set forth in this Section 7.8.

     Section 7.9 Directors and Officers Liability Insurance. For a period of six years after the Effective Time (the “Tail Period”), Buyer shall cause the Surviving Corporation to maintain in effect either (a) the current policy of directors’ and officers’ liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the insured parties thereunder) with respect to claims arising from facts or events that occurred at or before the Effective Time whether or not pertaining to any matter existing or occurring at or prior to the Effective Time and whether or not asserted or claimed prior to, or at, or after the Effective Time (including claims based in whole or in part on or arising in whole or in part out of or pertaining to this Agreement or the transactions contemplated hereby ), or (b) a run-off (i.e., “tail”) policy or endorsement with respect to the current policy of directors’ and officers’ liability insurance covering claims asserted within the Tail Period arising from facts or events that occurred at or before the Effective Time whether or not pertaining to any matter existing or occurring at or prior to the Effective Time and whether or not asserted or claimed prior to, or at, or after the Effective Time (including claims based in whole or in part on or arising in whole or in part out of or pertaining to this Agreement or the transactions contemplated hereby); and such policies or endorsements shall name as insureds thereunder all present and former directors and officers of the Company or any of its Subsidiaries. Notwithstanding the foregoing, if the cost to the Company of the insurance coverage required pursuant to this Section 7.9 exceeds $850,000 in the aggregate for the duration of the Tail Period, Buyer shall maintain or provide the most advantageous policies of directors’ and officers’ liability insurance for all present and former directors and officers of the Company or any of its Subsidiaries obtainable for $850,000 in the aggregate for the duration of the Tail Period. Buyer will not, nor will Buyer permit the Surviving Corporation to merge or consolidate with any other entity or sell all or substantially all of Buyer’s or such subsidiary’s assets unless Buyer or the Surviving Corporation will ensure that the surviving or resulting entity assumes the obligations imposed by Section 7.8 and this Section 7.9. Each of the current and former officers and directors of the Company are intended to be third-party beneficiaries of Sections 7.8 and 7.9 and may specifically enforce their respective terms.

     Section 7.10 Cooperation. Prior to the Effective Time, to the extent permitted by law, each of Buyer and the Company shall, and shall cause its Subsidiaries to, (i) confer on a regular and reasonably frequent basis as mutually agreed with one or more representatives of the other to discuss material operational matters and the general status of its ongoing operations; (ii) obtain consents of (a) all third parties and governmental entities required for the consummation of the Merger, and (b) all third parties required for the continued effectiveness of contracts of the Company after the Merger; (iii) promptly provide the other (or the other’s counsel) with copies of all filings made by it or any of its Subsidiaries with any state, federal or foreign court, administrative agency, commission or other governmental authority in connection with this Agreement and the transactions contemplated by this Agreement, and (iv) execute any such additional instruments necessary to consummate the transactions contemplated hereby.

     Section 7.11 Satisfaction of Conditions to the Merger; Notification; Additions to and Modification of Disclosure Schedules.

          (a) Subject to the terms and conditions of this Agreement and the fiduciary duties of the Boards of Directors of the Company and Buyer, each of the Company and Buyer agrees to use reasonable efforts promptly to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement (subject to the appropriate vote of shareholders of Buyer and the Company, respectively, described in Section 7.1(a)), as promptly as practicable after the date of this Agreement, including using reasonable efforts to cause the conditions precedent set forth in Article VIII to be satisfied. Subject to the terms and conditions of this Agreement, Buyer and Buyer Subsidiary agree to use all reasonable efforts to cause the Effective Time to occur as soon as practicable after the approval of the Company Stockholder Proposals by the Company’s stockholders and the approval of the Share Issuance by Buyer’s shareholders are obtained.

          (b) Each of the Company and Buyer shall, as promptly as reasonably practicable, give written notice to the other of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate such that the condition set forth in Section 8.2(a) or 8.3(a), as the case may be, would not be satisfied, or (ii) any material failure by the Company, Buyer or Buyer Subsidiary, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that no notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

          (c) Each of the Company and Buyer shall, as promptly as reasonably practicable, give written notice to the other of any events or occurrences, of which its executive officers have knowledge, that would, or could reasonably expected to, have a Company Material Adverse Effect or Buyer Material Adverse Effect.

          (d) Each of the Company and Buyer shall, as promptly as reasonably practicable, provide the other party with any additions to or modifications to the Company Disclosure Schedule or the Buyer Disclosure Schedule, as the case may be, following the date of this Agreement such that the disclosures therein shall be true, correct and complete at all times subsequent to the date hereof; provided, however, that any such additions to or modifications shall not cure any earlier breach or non-compliance, be deemed to constitute an exception to the representations and warranties under Article III or Article IV, affect the conditions to the obligations of Buyer and Buyer Subsidiary to effect the Merger under Section 8.2(a), affect the conditions to the obligation of the Company to effect the Merger under Section 8.3(a), or limit or otherwise affect the remedies available hereunder to the party receiving such notice, other than (i) Section 3.2 of the Company Disclosure Schedule and Section 4.2 of the Buyer Disclosure Schedule disclosing a subsidiary acquired or investment made subsequent to the date of this Agreement, (ii) Section 3.10 of the Company Disclosure Schedule and Section 4.10 of the Buyer Disclosure Schedule disclosing any Material Contracts entered into or modified subsequent to the date of this Agreement, and (iii) Sections 3.11(b) and (g) of the Company Disclosure Schedule and Sections 4.11(a) and (f) of the Buyer Disclosure Schedule relating to Company and Buyer Intellectual Property agreements, filings, or proceedings subsequent to the date of this Agreement.

     Section 7.12 Rule 145 Affiliates. Prior to the date of the Company Stockholders Meeting, the Company shall deliver to Buyer a letter, substantially in the form of Exhibit G attached hereto, identifying all persons who are expected to be, at the time this Agreement is submitted for approval to such stockholders, “affiliates” of the Company for purposes of Rule 145 under the Securities Act (“Company Affiliates”). The list of Company Affiliates shall be updated as necessary to reflect changes from the date of the letter. The Company shall use reasonable efforts to cause to be delivered to Buyer on or prior to the date of the Company Stockholders Meeting a letter agreement from each of the Company Affiliates, substantially in the form of Exhibit H attached hereto.

     Section 7.13 Listing of Buyer Common Stock. Buyer shall use reasonable efforts to cause the shares of Buyer Common Stock to be issued in the Merger and the shares of Buyer Common Stock to be issued upon the exercise of Replacement Options to be approved for listing on the Nasdaq National Market System, subject to official notice of issuance, prior to the Closing.

     Section 7.14 Section 16 Matters.

          (a) Prior to the Effective Time, the Board of Directors of Buyer, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that (i) the assumption by Buyer of the Company Stock Options held by any officer or director of the Company who may become a covered person of Buyer for purposes of Section 16 of the Exchange Act (“Company Insiders”) in the Merger and (ii) the receipt by Company Insiders of Buyer Common Stock in exchange for Company Common Stock in the Merger, shall in each case be an exempt transaction for purposes of Section 16 of the Exchange Act.

          (b) Prior to the Effective Time, the Board of Directors of the Company, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that (i) the assumption by Buyer of the Company Stock Options held by any officer or director of the Company in the Merger and (ii) the exchange of

Company Common Stock for Buyer Common Stock in the Merger, shall in each case be an exempt transaction for purposes of Section 16 of the Exchange Act.

     Section 7.15 HSR Act Filings.

          (a) The Company shall: (i) as promptly as reasonably practicable following such time subsequent to the date of this Agreement that the parties determine that the Merger is subject to the notification requirements of the HSR Act, file the notification required under the HSR Act relating to the transactions contemplated by this Agreement with the United States Department of Justice and the Federal Trade Commission; (ii) promptly file any required foreign competition law pre-merger notifications with respect to the Company; (iii) promptly respond to inquiries from the United States Department of Justice and the Federal Trade Commission or any other governmental entity in connection with any such notification and promptly respond to any requests for information from any governmental entity, including any so-called “second request” under the HSR Act; (iv) request early termination of the waiting period under the HSR Act; and (v) take all other commercially reasonable actions necessary or appropriate to gain all approvals necessary to consummate the transactions contemplated by this Agreement under the HSR Act or any other antitrust, competition, or trade regulatory laws, rules, or regulations of any governmental entity. Subject to such confidentiality restrictions as may be reasonably requested, the Company shall coordinate and cooperate with Buyer in preparing such notifications, responding to such inquiries, and taking all such other actions.

          (b) Buyer shall: (i) as promptly as reasonably practicable following such time subsequent to the date of this Agreement that the parties determine that the Merger will be subject to the notification requirements of the HSR Act, file the notification required under the HSR Act relating to the transactions contemplated by this Agreement with the United States Department of Justice and the Federal Trade Commission; (ii) promptly file any required foreign competition law pre-merger notifications with respect to Buyer; (iii) promptly respond to inquiries from the United States Department of Justice and the Federal Trade Commission or any other governmental entity in connection with any such notification and promptly respond to any requests for information from any governmental entity, including any so-called “second request” under the HSR Act; (iv) request early termination of the waiting period under the HSR Act; and (v) take all other commercially reasonable actions necessary or appropriate to gain all approvals necessary to consummate the transactions contemplated by this Agreement under the HSR Act or any other antitrust, competition, or trade regulatory laws, rules, or regulations of any governmental entity; provided that nothing in this Section 7.15(b) shall require Buyer to agree to the divestiture of any assets of Buyer or its Subsidiaries or to any limits or restrictions on the operations of the business of Buyer or its Subsidiaries. Subject to such confidentiality restrictions as may be reasonably requested, Buyer shall coordinate and cooperate with the Company in preparing such notifications, responding to such inquiries, and taking all such other actions.

          (c) Any and all HSR filing fees paid or incurred by the Company in connection with the Merger (including any international notifications) shall be reimbursed by Buyer within five business days of payment thereof by the Company, or paid directly by Buyer in accordance with any applicable laws or regulations.

     Section 7.16 Tax-Free Reorganization.

          (a) Prior to the Effective Time, each party shall use its best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and will not take any action that would be reasonably expected to cause the Merger to not so qualify. Buyer shall not take, or cause any Subsidiary to take, any action after the Effective Time that would be reasonably expected to cause the Merger not to qualify as a reorganization under Section 368(a) of the Code. The parties shall use their best efforts to obtain the opinions described in Sections 8.2(d) and 8.3(d), including the provision of representations to Faegre & Benson LLP and Morrison & Foerster LLP by the Company and by Buyer required by Faegre & Benson LLP and Morrison & Foerster LLP to render the opinions described in Sections 8.2(d) and 8.3(d).

          (b) Following the Merger, Buyer will comply with record-keeping and information filing requirements of Section 1.368-3 of the Treasury Regulations with respect to the Merger.

     Section 7.17 Buyer Board of Directors. Buyer shall take all requisite action to appoint Alan B. Menkes to the Buyer’s Board of Directors as of the Effective Time, provided that if Mr. Menkes is unable or unwilling to serve on the Buyer’s Board of Directors at the Effective Time, Buyer shall instead take all requisite action to appoint such other person as the Company may designate, who is reasonably acceptable to Buyer.

ARTICLE VIII—CONDITIONS PRECEDENT

     Section 8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or before the Effective Time of the following conditions, any one or more of which, to the extent permitted by applicable law, may be waived in a writing signed by all of the parties to this Agreement:

          (a) Shareholder Approvals. The Company Stockholder Proposals shall have been approved by the stockholders of the Company in accordance with the DGCL and the Company’s Certificate of Incorporation, and the Share Issuance shall have been approved by the shareholders of Buyer in accordance with the Minnesota Business Corporation Act (the “MBCA”) and Buyer’s Articles of Incorporation.

          (b) Registration Statement Effective. The Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall then be in effect, and no proceedings for that purpose shall then be threatened by the SEC or shall have been initiated by the SEC and not concluded or withdrawn.

          (c) Listing. The shares of Buyer Common Stock issuable to holders of Company Common Stock and holders of Company Series A-1 Preferred Stock pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger or upon the exercise of Replacement Options shall have been authorized for listing on the Nasdaq National Market System, subject to official notice of issuance.

          (d) HSR Act. All waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby will have expired or been terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained.

          (e) Injunctions or Restraints. There shall not be pending any litigation or administrative proceeding brought by any governmental or other regulatory or administrative agency or commission requesting an injunction, writ, order, judgment or decree (each, an “Injunction”) that is reasonably likely to result in an order to restrain or prohibit the consummation of any of the transactions contemplated hereby or to require rescission of this Agreement or any such transactions or to have a Surviving Corporation Material Adverse Effect if the transactions contemplated hereby are consummated, nor shall there be in effect any Injunction directing that any of the transactions provided for herein not be consummated as so provided (it being agreed that each of the parties shall use all reasonable efforts to prevent the entry of any such Injunction and to appeal as promptly as possible any such Injunction that may be entered).

     Section 8.2 Conditions to the Obligations of Buyer and Buyer Subsidiary. The obligations of Buyer and Buyer Subsidiary to effect the Merger shall be subject to the fulfillment at or before the Effective Time of the following conditions, any one or more of which, to the extent permitted by applicable law, may be waived in a writing signed by Buyer and Buyer Subsidiary:

          (a) Representations, Warranties and Covenants. The representations and warranties of the Company contained in Article III of this Agreement shall be true and correct in all material respects as of the date of this Agreement and immediately before the Effective Time as though made immediately before the Effective Time (except those representations and warranties that speak of an earlier date, which shall be true and correct in all material respects as of such earlier date), except that any representation or warranty that is qualified by “materiality” or “Company Material Adverse Effect” or similar qualification shall be true and correct in all respects as of the applicable time; the Company shall have, in all material respects, performed and complied with the agreements and obligations contained in this Agreement required to be performed and complied with by it immediately before the Effective Time; and Buyer and Buyer Subsidiary shall have received a certificate signed by the chief executive officer and the chief financial officer of the Company to the effect set forth in this Section 8.2(a).

          (b) Material Adverse Effect. Neither the Company nor any of its Subsidiaries shall have, since the date of this Agreement, suffered any business interruption, damage to or destruction of its properties, or other incident, occurrence, or event that, individually or in the aggregate, has had or would be reasonably likely to have (after giving effect to any insurance coverage reasonably likely to be received) a Company Material Adverse Effect.

          (c) Company Rights Agreement. No Company Rights shall have become exercisable under the Company Rights Agreement.

          (d) Tax Opinion. Buyer shall have received from Faegre & Benson LLP, after providing appropriate representations to that firm, an opinion to the effect that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code and that, with respect to the Merger, Buyer, Buyer Subsidiary and the Company will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

          (e) Corporate Authority Opinion. Buyer shall have received a written opinion from E*Law Group to the effect that the Merger and the Company Stockholder Proposals have been duly authorized by all necessary corporate action on the part of the Company.

          (f) Dissenting Shares. Holders of no more than 10% of the issued and outstanding shares of Company Common Stock shall have taken such action as is necessary to entitle them to demand payment of the fair value of such shares as referred to in Section 2.2(e) of this Agreement.

          (g) Consent of Third Parties. Buyer shall have received duly executed copies of all material consents necessary in order to effect the Merger without breach or default by the Company, any of its Subsidiaries, or the Surviving Corporation under any Company Material Contract or the imposition of any encumbrance on any asset of the Company, any of its Subsidiaries, or the Surviving Corporation.

          (h) Board of Director Resignations. Each of the directors of the Company shall have delivered to Buyer, in a form reasonably acceptable to Buyer, their resignation from the Board of Directors of the Surviving Corporation effective as of the date on which the registration statement related to the Replacement Options called for by Section 2.3(j) becomes effective under the Securities Act.

     Section 8.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or before the Effective Time of the following conditions, any one or more of which, to the extent permitted by applicable law, may be waived in writing by the Company:

          (a) Representations, Warranties and Covenants. The representations and warranties of Buyer and Buyer Subsidiary contained in Article IV of this Agreement shall be true and correct in all material respects as of the date of this Agreement and immediately before the Effective Time as though made immediately before the Effective Time (except those representations and warranties that speak of an earlier date, which shall be true and correct in all material respects as of such earlier date), except that any representation or warranty that is qualified by “materiality” or “Buyer Material Adverse Effect” or similar qualification shall be true and correct in all respects as of the applicable time; Buyer and Buyer Subsidiary shall have, in all material respects, performed and complied with the agreements and obligations contained in this Agreement required to be performed and complied with by them immediately before the Effective Time; and the Company shall have received a certificate signed by the chief executive officer and the chief financial officer of Buyer to the effects set forth in this Section 8.3(a).

          (b) Material Adverse Effect. Neither Buyer nor any of its Subsidiaries shall have, since the date of this Agreement, suffered any business interruption, damage to or destruction of its properties, or other incident, occurrence, or event that, individually or in the aggregate, has had or would reasonably be expected to have (after giving effect to any insurance coverage reasonably likely to be received) a Buyer Material Adverse Effect.

          (c) Corporate Authority Opinion. The Company shall have received a written opinion from Faegre & Benson LLP, counsel to Buyer and Buyer Subsidiary, to the effect that the Merger and the Share Issuance have been duly authorized by all necessary corporate action on the part of Buyer and Buyer Subsidiary.

          (d) Tax Opinion. The Company shall have received from Morrison & Foerster LLP, after providing appropriate representations to that firm, an opinion to the effect that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code and that, with respect to the Merger, Buyer, Buyer Subsidiary and the Company will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

ARTICLE IX—TERMINATION AND AMENDMENT

     Section 9.1 Termination. This Agreement may be terminated at any time before the Effective Time, whether before or after approval of the Company Stockholder Proposal by the stockholders of the Company or approval of the Share Issuance by the shareholders of Buyer (except as provided otherwise in Section 9.1(e)):

          (a) by written agreement of Buyer, Buyer Subsidiary and the Company;

          (b) by Buyer or the Company, if the transactions contemplated hereby shall not have been consummated on or before May 31, 2004 (the “End Date,” as such date may be extended by written agreement of Buyer and the Company), provided that such failure is not due to the failure of the party seeking to terminate this Agreement (or, in the event Buyer is seeking to terminate this Agreement, of Buyer Subsidiary) to comply in all material respects with its obligations under this Agreement;

          (c) by Buyer, if (i) any condition set forth in Section 8.1 or 8.2 shall become impossible to fulfill on or prior to the End Date (provided that such failure is not due to the failure of Buyer or Buyer Subsidiary to comply in all material respects with its obligations under this Agreement), and such conditions shall not have been waived under Section 8.1 or 8.2, (ii) the stockholders of the Company shall fail to approve the Company Stockholder Proposals by the votes required by the DGCL and the Company’s Certificate of Incorporation at the first stockholders meeting called for that purpose or any adjournment thereof, (iii) the shareholders of Buyer shall fail to approve the Share Issuance by the vote required by the MBCA and Buyer’s Articles of Incorporation at the first shareholders meeting called for that purpose or any adjournment thereof (provided that such failure is not due to the failure of Buyer or Buyer Subsidiary to comply in all material respects with its obligations under this Agreement), (iv) the Board of Directors of the Company withdraws or modifies, in any manner adverse to Buyer, its recommendation of approval of the Company Stockholder Proposals, (v) there shall have been a material breach of any representation or warranty on the part of the Company in this Agreement or there shall have been a material breach by the Company of any covenants or agreements materially adversely affecting (or materially delaying) the consummation of the Merger and such breach has not been cured within ten business days following written notice from Buyer, or (vi)

there shall have been a Company Material Adverse Effect that has continued unabated for five consecutive business days;

          (d) by the Company, if (i) any condition set forth in Section 8.1 or 8.3 shall become impossible to fulfill on or prior to the End Date (provided that such failure is not due to the failure of the Company to comply in all material respects with its obligations under this Agreement), and such conditions shall not have been waived under Section 8.1 or 8.3, (ii) the stockholders of the Company shall fail to approve the Company Stockholder Proposals by the votes required by the DGCL and the Company’s Certificate of Incorporation at the first stockholders meeting called for that purpose or any adjournment thereof, (provided that such failure is not due to the failure of the Company to comply in all material respects with its obligations under this Agreement) (iii) the shareholders of Buyer shall fail to approve the Share Issuance by the vote required by the MBCA and Buyer’s Articles of Incorporation at the first shareholders meeting called for that purpose or any adjournment thereof, (iv) there shall have been a material breach of any representation or warranty on the part of Buyer or Buyer Subsidiary in this Agreement or there shall have been a material breach by Buyer or Buyer Subsidiary of any of their respective covenants or agreements materially adversely affecting (or materially delaying) the consummation of the Merger and such breach has not been cured within ten business days following written notice from the Company, or (v) there shall have been a Buyer Material Adverse Effect that has continued unabated for five consecutive business days; or

          (e) by the Company, at any time prior to the Company Stockholders Meeting, upon written notice to Buyer, if the Board of Directors of the Company shall have approved a Company Superior Third-Party Acquisition Offer; provided, however, that, prior to termination, (i) the Company shall have complied in all material respects with Section 7.2(a), (ii) the Board of Directors of the Company shall have determined in good faith, after consultation with its outside legal counsel and financial advisor, that consideration of such Company Superior Third-Party Acquisition Offer and termination of this Agreement is necessary for the Board of Directors to comply with its fiduciary duties under Delaware law, and (iii) the Company shall have notified Buyer in writing at least five business days before termination of its intention to enter into an agreement with respect to a Company Superior Third-Party Acquisition Offer (the “Intention Notice”) and shall have provided Buyer with the proposed definitive documentation for such transaction; and provided, further, that, during the period of five business days following the Intention Notice, the Company shall have afforded Buyer a reasonable opportunity to make such adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with the transactions contemplated hereby, and the notice of termination shall not be effective if Buyer submits to the Company during such period a legally binding, executed unconditional offer to enter into an amendment to this Agreement, which amendment shall not contain conditions to Closing that are in addition to those set forth in this Agreement, within such period unless the Company’s Board of Directors shall have determined in good faith, after consultation with its outside legal counsel and financial advisor, that the amendment to this Agreement that Buyer has agreed to enter into during such period is not at least as favorable to the Company’s stockholders as the Company Superior Third-Party Acquisition Offer.

     Section 9.2 Procedure and Effect of Termination. In the event of termination of this Agreement by the Company or Buyer under Section 9.1, written notice shall forthwith be given to the other parties identifying with reasonable particularity the applicable provisions of Section 9.1 and the basis therefor (provided that the failure to provide written notice with reasonable particularity shall not be a bar to any recovery of the fees and expenses set forth in Section 9.3), and this Agreement shall terminate and the Merger shall be abandoned without further action by any of the parties. If this Agreement is terminated as provided herein, no party hereto shall have any liability or further obligation to any other party to this Agreement, except as otherwise provided in Section 9.3 or to the extent that the termination is a result of a willful and material violation by such party of a representation, warranty, covenant or agreement contained in this Agreement. The Confidentiality Agreement will survive the termination of this Agreement in accordance with its terms.

     Section 9.3 Termination Fee; Expenses.

          (a) If (i) this Agreement is terminated pursuant to Section 9.1(c)(iv) or 9.1(e); or (ii) (x) a Company Third-Party Acquisition Offer shall have become known publicly prior to the termination of this Agreement, (y) this Agreement shall have been terminated pursuant to Section 9.1(b), 9.1(c)(i) or 9.1(d)(i) (in each case, other than by reason of the failure of the conditions set forth in any of Section 8.1(b), (c), (d) or (e)to be fulfilled or the failure of the conditions set forth in Section 8.3 to be fulfilled), or pursuant to Section 9.1(c)(ii) or 9.1(d)(ii) and (z) within six months after termination the Company shall have entered into an agreement with respect to, or consummated, any Company Third-Party Acquisition (defined below), and provided that the Company did not otherwise have the right to terminate the Agreement pursuant to Sections 9.1(d)(iv) or 9.1(d)(v), then the Company shall pay to Buyer a fee equal to $1.6 million in cash (the “Termination Fee”), plus an amount, in cash (the “Buyer Expense Reimbursement Amount”), not to exceed $750,000, equal to all documented out-of-pocket expenses and fees incurred by Buyer (including fees and expenses payable to all legal, accounting, financial, public relations and other professional advisors) arising out of, in connection with or related to this Agreement, the Merger or the transactions contemplated by this Agreement. The Termination Fee shall be paid by wire transfer of same day funds to an account designated by Buyer (x) in the case of Section 9.3(a)(i), upon termination of this Agreement, and (y) in the case of Section 9.3(a)(ii), upon the earlier of such entry into an agreement with respect to a Company Third-Party Acquisition or such consummation of a Company Third-Party Acquisition. It shall be a condition to termination of this Agreement by the Company pursuant to any paragraph of Section 9.1 that requires payment of the Termination Fee upon termination pursuant thereto, that such payment has been made. In no event shall more than one Termination Fee be payable under this Article IX. The Buyer Expense Reimbursement Amount shall be paid in accordance with Section 9.3(b). As used in Section 9.3(a)(ii)(z), a “Company Third-Party Acquisition” means (i) a transaction pursuant to any Company Third-Party Acquisition Offer in which any third party acquires at least 50% of the outstanding shares of Company Common Stock by tender offer, exchange offer or otherwise, (ii) a merger or other business combination (other than with Buyer or Buyer Subsidiary) in which, immediately after giving effect thereto, stockholders other than the stockholders of the Company immediately prior thereto own at least 50% of the entity surviving such merger or business combination, or (iii) any transaction pursuant to which any third party acquires assets of the Company having a fair market value equal to at least 50% of all of the assets of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction.

          (b) If this Agreement is terminated by Buyer pursuant to Section 9.1(c)(v) under conditions that otherwise would not entitle Buyer to the Termination Fee and Buyer Expense Reimbursement Amount pursuant to Section 9.3(a), and provided that the Company did not otherwise have the right to terminate this Agreement pursuant to Section 9.1(d), then the Company shall pay to Buyer the Buyer Expense Reimbursement Amount. If this Agreement is terminated by the Company pursuant to Section 9.1(d)(iv) under conditions that otherwise would not entitle Buyer to the Termination Fee and Buyer Expense Reimbursement Amount pursuant to Section 9.3(a), and provided that the Buyer did not otherwise have the right to terminate this Agreement pursuant to Section 9.1(c), then Buyer shall pay to the Company an amount, in cash, not to exceed $750,000, equal to all documented out-of-pocket expenses and fees incurred by the Company (including fees and expenses payable to all legal, accounting, financial, public relations and other professional advisors) arising out of, in connection with or related to this Agreement, the Merger or the transactions contemplated by this Agreement. If this Agreement is terminated under condition that entitle Buyer to receive the Buyer Expense Reimbursement Amount, or entitle the Company to receive a payment under this Section 9.1(b), then the party entitled to receive such payment shall provide the party required to make such payment with a reasonably detailed summary of the amount of such payment within 15 business days of such termination. Within three business days after the received of such summary, the party required to make such payment shall pay such amount by wire transfer of same day funds to an account designated by the party entitled to receive such payment.

          (c) (i) The existence of the right to receive payment pursuant to this Section 9.3 shall not constitute an election of remedies or in any way limit or impair a party’s right to pursue any other remedy against the other party to which it may be entitled under this Agreement, at law or in equity, or otherwise; provided, however, the successful exercise by Buyer of the right under Section 9.3(a) shall constitute an election of remedies and shall preclude Buyer from any other remedy against the Company to which Buyer may otherwise be entitled under this Agreement, at law or in equity or otherwise.

               (ii) The parties agree that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by the Agreement and are an inducement to Buyer and the Company to enter into this Agreement and not a penalty.

               (iii) If a party fails to pay promptly the other any amount due under this Section 9.3, such party shall pay the costs and expenses of the other (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime or base rate of Wells Fargo Bank Minnesota, N.A. from the date such fee was required to be paid.

ARTICLE X—GENERAL PROVISIONS

     Section 10.1 Termination of Representations and Warranties. No investigation or due diligence findings made by or on behalf of any other party hereto, any person controlling any such party or any of their officers, directors, representatives or agents whether prior to or after the execution of this Agreement shall affect the representations and warranties of each party hereto. The representations and warranties of the parties set forth in this Agreement (including those set forth in the Company Disclosure Schedule and the Buyer Disclosure Schedule) or in any certificate furnished under this Agreement shall not survive the Effective Time.

     Section 10.2 Amendment and Modification. To the extent permitted by applicable law, this Agreement may be amended, modified, or supplemented only by written agreement of the parties hereto at any time before the Effective Time with respect to any of the terms contained herein, except that after the Company Stockholders Meeting the amount of the Common Stock Per Share Consideration or the Preferred Stock Per Share Consideration shall not be decreased and the form of the Common Stock Per Share Consideration or the Preferred Stock Per Share Consideration shall not be altered from that provided for in this Agreement without the approval of the stockholders of the Company.

     Section 10.3 Waiver of Compliance; Consents. Any failure of Buyer or Buyer Subsidiary, on the one hand, or the Company, on the other hand, to comply with any obligation, covenant, agreement, or condition herein may be waived in a writing signed by the other, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 10.3.

     Section 10.4 Expenses. All expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring or required to pay such expenses as a matter of law, except (i) as otherwise provided in Section 9.3, (ii) all expenses (excluding legal, accounting and other advisors’ fees and expenses) incurred in connection with the preparation, printing, filing and mailing of the Joint Proxy Statement and the Registration Statement shall be shared equally by the Company and Buyer.

     Section 10.5 Press Releases and Public Announcements. The parties will make a mutually acceptable joint press release promptly after the execution and delivery hereof. Neither Buyer nor the Company shall issue any other press release or make any other public announcement relating to the subject matter of this Agreement without prior written approval of the other; provided, however, that each of the Company and Buyer may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly traded securities (in which case the disclosing party will advise the other parties to this Agreement and provide them with a reasonable period of time to comment before making the disclosure).

     Section 10.6 Additional Agreements. Subject to the terms and conditions of this Agreement, each of the parties agrees to use its reasonable efforts to take or cause to be taken all action, and do or cause to be done all things necessary, proper, or advisable under applicable laws and regulations, to ensure that the conditions set forth in Article VIII are satisfied and to consummate and make effective the transactions contemplated by this Agreement (subject to the Company’s Board of Directors’ and Buyer’s Board of Directors’ right to exercise in good faith its fiduciary duties). If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each corporation that is a party to this Agreement shall take all such necessary action.

     Section 10.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, effective when delivered, or if delivered by express delivery service, effective when delivered, or if mailed by registered or certified mail (return receipt requested), effective three business days after mailing, or if delivered by telecopy, effective when telecopied with confirmation of receipt, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	If to the Company, to it at:

Optika Inc. 7450 Campus Drive 2nd Floor Colorado Springs, Colorado 80920

Telecopy: (719) 531-0119 Telephone: (719) 548-9800 Attention: Mark K. Ruport

with a copy to:

E*Law Group 3555 West 110th Place Westminster, Colorado 80031

Telecopy: (303) 410-0468 Telephone: (303) 410-8988 Attention: Jeremy W. Makarechian

(b)	If to Buyer of Buyer Subsidiary, to it at:

Stellent, Inc. 7777 Golden Triangle Drive Eden Prairie, Minnesota 55344

Telecopy: (952) 829-5424 Telephone: (952) 903-2000 Attention: Robert F. Olson

with a copy to:

Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402-3901

Telecopy: (612) 766-1600 Telephone: (612) 766-7000 Attention: W. Smith Sharpe Gordon S. Weber

     Section 10.8 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party without the prior written consent of the other parties. This Agreement is not intended to confer upon any other person except the parties any rights or remedies hereunder.

     Section 10.9 Rules of Interpretation. As used in this Agreement,

          (a) “including” means “including without limitation”;

          (b) “includes” means “includes without limitation”;

          (c) “person” includes an individual, a partnership, a limited liability company, a joint venture, a corporation, a trust, an incorporated organization, and a government or any department or agency thereof;

          (d) “affiliate” has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act;

          (e) “business day” means any day other than a Saturday, Sunday or a day that is a statutory holiday under the laws of the United States or the States of Colorado and Minnesota;

          (f) all dollar amounts are expressed in United States funds;

          (g) defined terms include the singular and the plural;

          (h) the phrase “to the knowledge of the Company” or “to the knowledge of the Buyer,” or any similar phrase, means the actual knowledge of one or more of the executive officers of the Company or Buyer, as the case may be; and

          (i) all references to statutes or regulations are deemed to refer to such statutes and regulations as amended from time to time or as superseded by comparable successor statutory provisions.

     Section 10.10 Governing Law. This Agreement shall be governed by the laws of the State of Delaware (except to the extent such matter relates solely to the corporate governance or internal operations of Buyer or the approval of the Share Issuance, in which event the laws of the

State of Minnesota shall govern) without giving effect to conflict-of-laws principles. The parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the courts of the Court of Chancery of Delaware and the federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit, or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute. Each party further acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement.

     Section 10.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute the same instrument.

     Section 10.12 Headings; Internal References. The Article and Section headings contained in this Agreement are solely for the purpose of reference, and are not part of the agreement of the parties and shall not affect in any way the meaning or interpretation of this Agreement.

     Section 10.13 Entire Agreement. This Agreement, including the Company Disclosure Schedule, the Buyer Disclosure Schedule and the Exhibits, the Confidentiality Agreement and the Preferred Share Voting Agreement, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein, and supersede all prior agreements and understandings among the parties with respect to such subject matter including, specifically, the letter agreement dated November 28, 2003 between Buyer and the Company. There are no restrictions, promises, representations, warranties (express or implied), covenants, or undertakings of the parties in respect of the subject matter set forth herein, other than those expressly set forth or referred to in this Agreement, or the Confidentiality Agreement.

     Section 10.14 Severability. If any term of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms hereof will continue in full force and effect and will in no way be affected, impaired, or invalidated.

     Section 10.15 Equitable Remedies. The parties agree that money damages or another remedy at law would not be a sufficient or adequate remedy for any breach or violation of, or default under, this Agreement by them and that in addition to all other remedies available to them, each of them shall be entitled, to the fullest extent permitted by law, to an injunction restraining such breach, violation, or default or threatened breach, violation, or default and to any other equitable relief, including specific performance, without bond or other security being required in any federal court located in the State of Delaware or any Delaware state court.

     Section 10.16 Disclosure Schedules. Matters reflected in the Company Disclosure Schedule or the Buyer Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Schedule or the Buyer Disclosure Schedule. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature that are not required to be reflected in the Company Disclosure Schedule or the Buyer Disclosure Schedule. A disclosure made by the Company or Buyer in any Section of this Agreement or its Disclosure Schedule that is sufficient to reasonably inform the other of information required to be disclosed in another Section of this Agreement or the Disclosure Schedule in order to avoid a misrepresentation thereunder shall be deemed to have been made with respect to such other Section of this Agreement or the Disclosure Schedule.

[Remainder of page left intentionally blank – signature page follows]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first above written.

STELLENT, INC.		OPTIKA INC.

By:	/s/ Robert F. Olson	By:	/s/ Mark K. Ruport

	Robert F. Olson		Mark K. Ruport
	President and Chief Executive Officer		President and Chief Executive Officer

STEL SUB, INC.

By:	/s/ Robert F. Olson

Robert F. Olson
President and Chief Executive Officer

[Agreement and Plan of Merger]